# 2003 ANNUAL REPORT







Washington Banking Company

Washington Banking Company

# Message To Our Shareholders



*Dear Fellow Shareholders, Customers and Employees,*

*Competition heated up in 2003, as more financial service providers recognized the Pacific Northwest as a great place to do business. As the numbers show, our dedication to providing the best products, services and personal attention allowed us to not only stay competitive – but to achieve new levels of success.*

*From the beginning, we have focused on attracting and retaining the very best people possible to deliver our products and services. We remain committed to the idea that people are the most important factor in the success of any company. As mergers and acquisitions consolidate more and more regional banks, removing the decision-making authority from the local level, we have been able to step in and recruit many of the best banking professionals the area has to offer.*

*The results speak for themselves. Net income is up 12% to $6 million. Return on Equity for 2003 was 14.43%, up from 14.41% in 2002. Loan growth was up 16% and passed the half-billion dollar mark growing to $508.2 million from $436.7 million one year ago, and deposits grew 8%. All told, this led to 19% revenue growth and 12% profit growth from the previous year. Our total assets have climbed to more than $581 million, up from $535 million in 2002. We again increased the cash dividend, which we've done every year since going public in 1998, and we were also able to reward our shareholders with a 15% stock dividend.*

*Washington Funding Group, our newest subsidiary, benefited from an economy that was heavy in real estate construction and mortgage lending. The first year of this wholesale mortgage company was nearly a breakeven venture for us, and despite the expected slowdown in residential mortgage lending, we have initiated some expense reduction measures and revenue enhancements that should allow WFG to contribute to our overall profitability in 2004.*

*2004 enters us into another era of growth as we continue to expand our presence in Northwest Washington. We will retain our commitment to maintaining asset quality, improving operating efficiency, being attentive to customer satisfaction and maximizing shareholder value. Once again we are in a prime position to take our company to a new level of performance and profitability.*

*Our Customers, Employees, Shareholders and Board of Directors all deserve a big "Thank You" for the part they have played in our success. With their ongoing dedication and support, I am confident that the future holds new opportunities for growth and profitability.*

*Sincerely,*

*Michal D. Cann*
*President and Chief Executive Officer*
*March 19, 2004*

Cover Shot: Mt. Baker at Sunset

Washington Banking Company

# Financial Highlights


Assets
In thousands of $
285,970
361,645
437,686
535,412
581,741
1999
2000
2001
2002
2003


Deposits
In thousands of $
254,475
317,776
367,175
462,995
501,497
1999
2000
2001
2002
2003


Loans
In thousands of $
222,404
302,662
377,506
436,703
508,170
1999
2000
2001
2002
2003

## Fiscal Year ended December 31

(In thousands of $, except per share)

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Assets ............... $ | 581,741 | 535,412 | 437,686 | 361,645 | 285,970 |
| Loans ............... $ | 508,170 | 436,703 | 377,506 | 302,662 | 222,404 |
| Deposits............. $ | 501,497 | 462,995 | 367,175 | 317,776 | 254,475 |
| Shareholder's Equity ... $ | 44,360 | 39,432 | 34,977 | 31,501 | 29,798 |
| Nonperforming Assets/ Total Assets ........... | 0.80% | 0.71% | 0.59% | 0.37% | 0.40% |
| Net Interest Margin..... | 5.32% | 5.43% | 5.36% | 5.34% | 5.52% |
| Net Income........... $ | 5,967 | 5,337 | 4,284 | 2,785 | 2,352 |
| Net Interest Income, after Provision ........ $ | 24,630 | 20,673 | 16,813 | 13,842 | 11,040 |
| Noninterest Income .... $ | 6,969 | 4,614 | 4,111 | 2,692 | 2,453 |
| Noninterest Expense.... $ | 22,903 | 17,231 | 14,722 | 12,687 | 10,318 |
| Net Income per Share, Diluted .............. $ | 1.08 | 0.98 | 0.80 | 0.52 | 0.42 |
| Cash Dividends/Share .. $ | 0.24 | 0.21 | 0.19 | 0.16 | 0.13 |
| Average Shares Outstanding, Diluted.... | 5,548,681 | 5,441,462 | 5,362,654 | 5,358,304 | 5,549,797 |


Net Interest Income After Provision
In thousands of $
11,040
13,842
16,813
20,673
24,630
1999
2000
2001
2002
2003


Net Income
In thousands of $
2,352
2,785
4,284
5,337
5,967
1999
2000
2001
2002
2003

# Board Of Directors

Washington Banking Company



Robert B. (Bob) Olson
*Committee Member of:*
*Audit*
*Compensation*
*Corporate Governance, Chair*
*Loan, Chair*



Jerry C. Chambers
*Committee Member of:*
*Audit*
*Loan*
*Marketing*

# Meet The People Behind Our Success.

A very wise man once said, "You can tell a lot about a man by the company he keeps." Well, we believe the same principal, in reverse, applies to a business – you can tell a lot about a company by the people it keeps.

Which is why we thought it would be a good idea for you to get to know some of the key people behind Washington Banking Company's continued growth – our Board of Directors. Our Directors are each, in their own right, successful people who have owned and/or managed a business here in the Northwest. Most of them started with little or nothing in their pockets and grew their businesses using hard work, common sense and a deep and abiding respect for their customers.

Their experience, knowledge and guiding hands have helped keep Washington Banking Company on a steady growth path. We're honored, grateful and extremely proud to have these individuals on our team. They have contributed immeasurably to the success we've been fortunate to experience.

So here, without further adieu, are our Board Members.

## Robert B. (Bob) Olson
## Chairman (non-executive)
## Retired President/CEO, Rainier Bank Oregon

Bob told us, with a chuckle, about when he was invited to speak at a Rotary meeting and was introduced by a friend who said, "I'd like to introduce my friend Bob Olson. He's been president of four banks, so I guess it can be said, he can't hold a job." Nothing could be further from the truth, and we feel extremely fortunate to have Bob's wealth of knowledge and experience available to us.

After Bob graduated from college with a degree in Business and Economics, he was hired by Weyerhaeuser as an Industrial Engineer trainee. His father had worked for the company for 38 years, and it was always assumed Bob would follow in his footsteps. All that ended when Bob received another offer. He decided he really liked finance and started his banking career by going to work for the National Bank of Washington in Tacoma.

Bob's banking career flourished, and over the span of 30 years, Bob served as President and Chief Executive Officer of four banks in Washington and Oregon.

Not one to settle quietly into retirement, Bob and his wife of 47 years, Carol, moved to South Whidbey, where Bob began his second career as a Principal of H & H Properties, developers of Useless Bay Colony and Useless Bay Golf & Country Club.

While he had several mentors, Bob fondly remembers Goodwin Chase from his early banking days at National Bank of Washington. He taught Bob that, "Anything is possible, persistence pays off, and do things with style because you rarely get a second chance." When we asked him what he might pass on to someone starting out in banking, Bob said, "Make it your passion. Learn all you can, read all you can – it all ties together."

With his experienced view of banking, Bob feels that technology offers the banking industry a great way to focus more time on the customer, and to serve the customer faster and more effectively. But only if we can take all this data we receive and distill it down to what can be useful in helping someone manage his or her affairs better.

What Bob liked best about banking was the problem solving. "We solve problems and help people realize their dreams – their financial dreams and goals. We're involved in a lot of peoples' lives." And he has an interesting take on customer service. "The key is to make the person you're dealing with feel as if he or she is the most important person you're dealing with today." Words we are taking to heart, you can be sure.

## Jerry C. Chambers
## President, Jerry Chambers Chevrolet, Inc.

Some 31 years ago, Jerry started in the car business and has been at it ever since. And he probably has a better understanding of the business than most, because he started at the bottom and worked his way up the ladder. As a 14-year-old, he began washing cars at the Chevrolet dealership in Bellingham.

"I always wanted to be a mechanic and had no idea I was going to have my

Washington Banking Company

own dealership," Jerry told us. And become a mechanic, he did. Then he became a service manager. He then went to Roy Robinson Chevrolet in Marysville and spent about a year as his service manager until the day he got the fateful call. Roy asked Jerry if he'd be interested in forming a business partnership and opening a Chevrolet Dealership in Ferndale. Jerry said yes.

Never having sold cars before, he went on a crash course, working nights and weekends to learn how to sell. Ten years later, Jerry bought Roy out and moved the business to Bellingham where he has been running the show ever since.

He told us that Roy Robinson was his mentor and that he, "flat-out taught me the car business." And Jerry must have learned his lessons well, because he is now a member of the prestigious National Dealers Council for General Motors and represents all the General Motors Dealers on the West Coast. In this capacity, he travels to Detroit to meet with the top management of General Motors on a monthly basis.

Jerry's guiding philosophy in business is very simple – "Do for the customer what you would like done for yourself." And judging by the General Motors Customer Service Index, in which Jerry's dealership ranked 8th out of some 2,000 GM Dealers in the Western Region, that's exactly what he's been doing.

Perhaps Jerry's strongest asset is that he's a people person. He still answers his own phone calls because, as he says, "I love to talk with people. And I get a feel for how we're doing if I can talk with my customers."

With that type of commitment to the customer, you can easily see why we are sold on Jerry.



Marlen L. Knutsen
*Committee Member of:*
*Building/Technology*
*Compensation*
*Loan*

## Marlen L. Knutsen
## President/Owner, Knutsen Hauling, Inc.

Born and raised on a farm in Alvarado, Minnesota, Marlen was discharged from the Army in the Northwest in 1953. He decided to stay after his uncle gave him a job in his feed store in east Stanwood. His uncle also introduced him to a young lady who worked in the local bank. That young lady, Audrey, later became his wife. And as Marlen describes her, "She's a dandy."

In 1957, Marlen started in the oil business and bought his first service station. Then he started a fuel distributorship in Skagit, Snohomish and Island Counties with his main office in Stanwood. Over the years, the company added more stations and more plants. He was in the oil business for 29 years.

After that, he tried retirement, but found that it wasn't his cup of tea, so he bought a dump truck and Knutsen Hauling was born.

Marlen believes that in business, like the rest of life, it's important to, "always be upfront and straightforward. Pretty much tell it like it is." And he believes that the key to success is the willingness to work – not the normal 40-hour work week, but whatever it takes. That and the fact that he believes 100% in customer service, or as he says, "People are the name of the game."

Which probably helps explain Marlen's less than enthusiastic reaction to technology, which he feels has taken some of the humanity out of doing business. As he says, "Now, everything is done email and all. We used to go see people and talk to them. And hell, they don't do that anymore." Not surprisingly, Marlen feels the most important thing in business is to "work hard and be very honest."

It's that very reputation that made Marlen an obvious choice to serve as Chairman of the Board for Valley Bank of Mount Vernon, Washington, which was purchased in 1991 by Bellingham National Bank. Marlen was so well respected that he was asked to remain on Bellingham National's Board, a subsidiary of Puget Sound National Bank, until it was sold in the mid 1990's.

And since we're not a company to let talent slip away, Marlen joined our Board in 1996, and we have benefited from his years of experience and successful stewardship ever since.

However, his success is not limited to business. A solid family man, Marlen and Audrey have celebrated 50 years of marriage. And, together they have raised six children and are the proud grandparents of 16 grandchildren.

Washington Banking Company

In his spare time, Marlen used to golf. He had a 16-handicap, but hasn't played for a while. The eight classic cars he has restored to mint running condition in his free time may help explain his absence from the links. But whatever the reason, we're thankful he's able to find time for our Board.



Karl C. Krieg III
*Committee Member of:*
*Building/Technology, Chair*
*Compensation*
*Corporate Governance*

## Karl C. Krieg III
### President, Krieg Construction, Inc.

When he was in high school, Karl worked for his dad in his construction business. But when he got out of high school, like most kids, he wanted to be more independent, so he went to work at the Shell Oil Refinery. But after three years, he ended up feeling that he was just another number, and getting bored with his work, decided to return to his Dad's company. That was in 1958. In 1976, his dad decided to retire and Karl started running the business.

In 1979, Karl put his whole life on the line to buy an asphalt plant – his home, his savings, everything. It was a big gamble. And at that time, Karl was paying a whopping 21% interest. "It was a monumental step for us to take, but we made it. I mean, my hair turned gray." But armed with his beliefs that the customer is the backbone of the business, and that the business is no better than the people who work for it, he and his wife, Darlyne, managed to grow the company.

Karl must thrive on challenges and adversity, because he added a new sideline a couple of years ago, a concrete business that is run by his oldest son.

Gray hair aside, the years of hard work have all been worth it. As Karl says, "The greatest pleasure of my life has been working side by side with my wife and children."

His philosophy about working helps explain his success. He comes into the office at 6:00 every morning to greet his crew. He believes that you've got to make a job a bit more than just a paycheck and a place to work. Karl likes to have nice equipment for his people and can be pretty demanding about how they keep it up. But realizes that it gives the employees pride. He says there's not a month that goes by that they don't get compliments on their equipment. Karl figures, "It's the best rolling advertisement we've got."

In his spare time, Karl indulges his greatest love – raising thoroughbred horses on his farm on North Whidbey. And he has two in Phoenix, Arizona, where they race.

One thing's for sure, with Karl's experience at growing a business, you can bet we are glad to have him on our Board.



Jay T. Lien
*Committee Member of:*
*Building/Technology*
*Compensation*
*Corporate Governance*
*Loan*

## Jay T. Lien
### Owner/President, Dan Garrison, Inc.

Jay's great-grandfather came to the Stanwood area in 1879, and the Lien family has been in the area ever since. Jay was born in Mount Vernon and grew up in Stanwood. He now lives on Camano Island.

Jay started out in banking after graduating from Western Washington University, but always had an interest in real estate. While at that bank, he got to know a member of the board of directors, Dan Garrison, who just happened to have a real estate firm on Camano Island. Well, it wasn't long before Jay was in the real estate business. And he must've taken to it pretty well, because after six months, he was managing the business. A year after Jay started, Dan was diagnosed with cancer, and decided that he wanted Jay to carry on the business. Dan spent the next four years teaching Jay the business from A to Z.

Jay says, "Dan had the largest real estate firm on Camano Island and he took me under his wing. He taught me the art of listening, how to put the transactions together and the importance of customer service. He would take me aside and walk the whole island. He'd teach me the history of the island and everything about developing the land. He just taught me everything."

A short six years after he started, Jay bought the business. His basic business philosophy has been deceptively simple. "Honesty, Integrity, and follow the Golden Rule." That philosophy, a lot of extra hours, as well as an understanding and supportive wife, helped Jay build his business. Which eventually allowed him to branch out into a successful land development business, as well.

Washington Banking Company

Two other things that have served him well were his attention to the customer and his dedication to communicating with his employees. "I've always pushed customer service – all my people had to read "The Nordstrom Way." He even took them to a sales meeting put on by Les Schwab so they could see how they handled their customers.

That same attention to the customers' needs makes Jay a bit ambivalent toward the Internet trend, especially in the real estate business. "For the customer to gain information, it's a positive thing. But I think that what you tend to lose is the human element – the personal touch. Today, people can sit in their home, find some house on the Internet and decide they don't want to look at it. But they don't understand that they're really not seeing the house – they don't see the area, they don't feel the ambience." A lesson apropos for us in the banking industry, as well.

In his spare time, Jay is a golfer – not your ordinary duffer, though – Jay actually played in several PGA tournaments. The Bob Hope Classic was just one of them. He says that golf, and athletics in general, have a lot of corollaries with business. All three require, "hard work, dedication, self-discipline and competitiveness."

He sums everything up in a thought that fits running a business, working in one, or providing a return to investors, "You've got to perform."



Anthony B. Pickering
*Committee Member of:*
*Audit, Chair*
*Building/Technology*
*Loan*

### Anthony B. (Tony) Pickering
### Vice Chairman (non-executive)
### Owner, Max Dale's Restaurant; Stanwood Grill

Three years after he was born in Portland, Oregon, Tony's family moved to the Redmond, Washington area, and that's where he grew up. He graduated from Washington State University with a Bachelor of Arts degree in Mathematics, and went to work for Safeco. He was a supervisor for them for about seven years, when one day he was assigned to adjust the loss on a restaurant that had burned down in Mount Vernon. Since the restaurant literally burned to the ground, there wasn't anybody in the area capable of handling a claim that large. So Tony got the case.

After spending about a month and a half with the owner to work out the settlement, Tony got to know Max Dale pretty well. When Max rebuilt a year later, he called Tony and asked him if he wanted to consider a career change. At the time, Tony had two small children, and the prospect of raising his family in the city wasn't nearly as attractive as raising them in a smaller town, so he took Max up on his offer. Five years later, he was able to buy the restaurant from Max, and he's been giving the folks of Skagit County a great place to eat out for some 21 years. Not bad for a man who, before the opportunity presented itself, had no aspirations to be in the restaurant business.

One of the more amazing things about Tony's restaurant is that he's had very low turnover in staff. "I have a number of people who have worked here as long as I have. It's like a family. We're very close. We work very well together. That's something I'm proud of – it's unusual in this business."

And the customers must feel the same way, because Tony's restaurant has a loyal following. Tony credits his, and the staff's attitude about working with the customers for that. "We've got some very loyal customers, and we're pretty sure the customer is always right."

During his free time, Tony's a fisherman and once pulled in a 57-pound King Salmon. Tony says there are some similarities between fishing and running a business. "I think in both you have to really study what it takes to be successful. And you have to stay on track."

Tony says that if you want to be in the restaurant business, "You have to love it or stay away from it, because there's a large time commitment – lunches, dinners, weekends." He also told us, "You have to have an understanding spouse because of that."

It looks like Tony made a good decision some 26 years ago – his three children are now grown, and there are many satisfied customers who are glad he's here. They're not the only ones – we're also extremely glad Tony's around to share his hard-earned wisdom with us.

Washington Banking Company



Alvin J. Sherman
*Committee Member of:*
*Audit*
*Building/Technology*
*Marketing, Chair*

## Alvin J. (Al) Sherman
## Retired Owner, Sherman Farms, Inc.

Al grew up on his dad's farm in Coupeville and wanted to be a farmer for as long as he can remember. After high school, he attended Washington State University and studied agriculture for a few years, then came back to the family farm. He took over the farm from his dad and ran it for over 40 years. And he built it into a very successful business. Successful enough that Al landed a membership on the National Dairy Board and on the Darigold Co-Op Board.

Al's guiding tenet for running the business was straightforward – Follow the Golden Rule. "I think if you practice that, it's as good in business as it is in other parts of life." He also believes that, "You have to try and be friendly with people – it means a lot."

Al credits his dad for teaching him the business side of farming and for showing him how important it is to keep up with new developments. "Dad was a good businessman, and he was very progressive. If something new came out, he was right there to find out if it would apply to our business." That forward-looking thinking is probably why Al's dad, Clark Sherman, was one of Whidbey Island Bank's founding board members in 1961.

Al must've raised his children with that same progressive outlook, because six years ago, he sold the farm to them and retired. Before he sold, though, he told his kids, "There are easier ways to make a living." But his children, like him, grew up farming and knew what they were getting into. They must've learned well, because Al says, "They're hanging in there. It's a tough field." Al believes the most difficult task facing them is marketing – figuring a way to survive in a world filled with powerful, national grocery chains.

"Technology has had quite an impact on farming," says Al. "We don't make any more money, but if we hadn't taken advantage of it, we would've lost a lot more."

Now that he has some free time, Al has become a golfer with a 24-handicap. He played a bit with his dad when he was younger, and now wishes he had taken a few lessons. "I'm still fighting with all these bad habits."

While Al may be fighting bad habits on the links, his presence on our board is helping to make sure we don't develop any in our business ventures.



Edward J. Wallgren
*Committee Member of:*
*Compensation, Chair*
*Corporate Governance*
*Loan*
*Marketing*

## Edward J. (Bud) Wallgren
## President, Island OK Tires, Inc; Wallgren's/Les Schwab Tires

Bud's career in the tire business was an accident. He was accepted to the University of Washington School of Fisheries because that was, and still is, one of his life's passions. But when money ran a bit short, Bud decided to wait a year. During that year, he was in an automobile accident, and medical bills took all his resources.

So Bud went to work in the tire store that he'd worked in during the summers while he was in high school. He worked there for a couple years. Don Lindholm, the man he was working for, had started another store in Anacortes. He owed Bud a good bit of money for a bonus and commission. Don didn't have the money at the time, but told Bud he could use what he was owed as a down payment on the Oak Harbor tire store, instead. And a career was born.

Bud learned a lot from Don, but perhaps the most important thing was the simple idea of, "You buy a product for so much, you have to have so much gross profit and keep your expenses in line or you're going to go broke. It's pretty simple Business 101." That simple formula must work, because now Bud has seven tire centers and one auto parts store. And he employs over 100 people.

Bud's a motivator. One of the things he enjoys the most is, "to see some of the young people come to work for us with really no experience and watching them grow, prosper and move into management positions with either our company or with the Les Schwab Company." And when it comes to the customer, there is no doubt that he puts them first. "The customer is number one. And they have to be treated with the utmost courtesy and given the most prompt service possible."

Bud sees the biggest problem facing his business today as, "Getting qualified people to do the job. And by that I don't mean already being skilled in our profession.

I mean people who just want to learn, are willing to work hard, and have a real desire to succeed."

An avid fisherman all his life, Bud has a group of friends he goes to Alaska with every year – he's been doing that for over 20 years. And true to the fisherman tradition, Bud swears he's the one who's caught the biggest salmon – a 70-pounder. And he's learned some things in fishing that he applies to the business world. Things like, "Persistence. If you don't catch something one day, you go right back at it the next."

It's that common sense approach that makes Bud a great catch for our Board.

### Michal D. (Mike) Cann
### President & Chief Executive Officer, Washington Banking Company; Whidbey Island Bank



Michal D. Cann
*Committee Member of:*
*Building/Technology*
*Loan*
*Marketing*

Mike paid his way through college by working in a sawmill and learned a lesson you might say helped shape his career. When he stayed out of school and worked for a year to get enough money to go back to college, the older men in the mill would ask him, "What are you doing here? Why aren't you back in school?" And every one of them said, "Don't spend your life here if this isn't what makes you happy." So with their nudging, Mike soon realized what they already knew, that he needed to go back to school. He graduated from the University of Montana with a degree in Personnel and Industrial Management.

The spring prior to graduation, Mike still hadn't determined exactly what he would do after college, so he, "started going through the Yellow Pages and looked at all the different careers, spoke with a few people, and decided banking might be kind of interesting." So he arranged some visits to the local banks and has been in the business since then.

Mike credits many people for helping him besides the men in the mill. His dad showed him that sometimes you have to risk in order to gain. From his grandmother, he learned persistence. From a friend, he learned the ability to work his way through the tough situations with integrity. His wife showed him the importance of consistency, practicality and being supportive. And from experience, he's learned that, "It isn't necessarily the smartest people who are successful, it's the people who have the tough-mindedness – who are willing to stick with it."

That's something reinforced by his six-day-a-week exercise regimen, as well. "You have to be consistent to get results. It's not something you can do one day a week and think it's going to work."

Mike believes there are some basic keys to being successful. "To be truly successful, you have to enjoy what you're doing," Mike explained. "You have to have a vision for where you're going, but that vision can't be self centered. And, you've got to be able to change."

Mike's not all business though. A long-time biker, Mike recently purchased a new Harley Davidson. And in 1999, he took a trip to Israel. He spent 12 days there and is now trying to organize a return visit back, this time to help on an archeological dig.

When asked if there was anything he'd do differently if he had the chance, Mike said, "Yes. I wouldn't have worried so much. Now that I'm a bit older, I realize it's a waste of time. Probably 70 percent of what I worried about never happened. Another 20 percent I couldn't do anything about. And the last 10 percent was probably legitimate." Good advice for the up and coming.

When asked the things Mike likes best about banking, he replied with two thoughts. "It's very exciting to be able to help people, whether it's with a mortgage or an investment. You know you've been a small part in helping them." And true to his nature, "The people. Getting the chance to work with very high-quality people who are committed to what they're doing."

Mike, you should know, the feeling is entirely mutual.

Washington Banking Company

Whidbey Island Bank

Washington Funding Group

# Officers



Michal D. Cann
President & Chief Executive Officer
Washington Banking Company
President & Chief Executive Officer
Whidbey Island Bank
Chairman of the Board
Washington Funding Group



Jack Wagner
Executive Vice President & Chief Operating Officer
Whidbey Island Bank



Phyllis A. Hawkins
Senior Vice President & Chief Financial Officer
Washington Banking Company
Senior Vice President & Chief Financial Officer
Whidbey Island Bank



Richard D. Tremaine
President & Chief Executive Officer
Washington Funding Group
Senior Vice President, Real Estate Division
Whidbey Island Bank



Shelly L. Angus
Vice President & Corporate Secretary
Washington Banking Company
Vice President & Corporate Secretary
Whidbey Island Bank
Corporate Secretary
Washington Funding Group



James Stewart
Senior Vice President & Chief Lending Officer
Whidbey Island Bank

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number 000-24503

## Washington Banking Company

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Washington | 91-1725825 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

450 SW Bayshore Drive
Oak Harbor, Washington 98277
(Address of principal executive offices) (Zip Code)

Registrant's Telephone Number, Including Area Code: (360) 679-3121
Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, No Par Value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy of information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark if the registrant is an accelerated filer within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Yes [ ] No [X]

The aggregate market value of Common Stock held by non-affiliates of registrant at June 30, 2003 was approximately $63,836,714 based upon the closing price of the registrant's common stock as quoted on the Nasdaq National Market on June 30, 2003 of $15.25.

The number of shares of registrant's Common Stock outstanding at February 27, 2004 was 5,401,274.

*Documents incorporated by reference and parts of Form 10-K into which incorporated:*

| | |
|---|---|
| Registrant's definitive Proxy Statement dated March 25, 2004 | Part III, except the reports of the audit and compensation committees |

## CROSS REFERENCE SHEET

Location in Definitive Proxy Statement
Items required by Form 10-K

| Form 10-K | | Definitive Proxy Statement | |
|---|---|---|---|
| Part and Item No. | Caption | Caption | Page |
| Part III | | | |
| Item 10. | Directors and Executive Officers of the Registrant | Election of Directors and Beneficial Ownership and Section 16(a) Reporting Compliance | 4, 16 |
| Item 11. | Executive Compensation | Executive Compensation | 9 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management | Security Ownership of Certain Beneficial Owners and Management | 3 |
| Item 13. | Certain Relationships and Related Transactions | Interest of Management in Certain Transactions | 16 |
| Item 14. | Principal Accounting Fees and Services | Relationship with Independent Public Accountants | 17 |

Table of Contents

**Note Regarding Forward-Looking Statements:** This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements describe Washington Banking Company's management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of the Company's business plan and the strength of the local economy. The words "will," "believe," "expect," "should," "anticipate" and words of similar construction are intended in part to help identify forward-looking statements. Future events are difficult to predict, and the expectations described below are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in the Company's filings with the SEC, factors that may cause actual results to differ materially from those contemplated in such forward-looking statements include, among others, the following possibilities: (1) local and national general and economic conditions, including the possible impact of international conflict or further terrorist events, are less favorable than expected or have a more direct and pronounced effect than expected on the Company and adversely affect the Company's ability to continue its internal growth at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected or negatively affect liquidity; (3) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (4) greater than expected costs or difficulties related to the integration of acquisitions; (5) increased competitive pressure among financial institutions; (6) legislation or regulatory requirements or changes that adversely affect the banking and financial services sector; and (7) Washington Banking Company's ability to realize the efficiencies it expects to derive from its investment in personnel and infrastructure. However, you should be aware that these factors are not an exhaustive list, and you should not assume that these are the only factors that may cause actual results to differ from expectations. In addition, you should note that we do not intend to update any of the forward-looking statements or the uncertainties that may adversely impact those statements.

# PART I

## Item 1. Business

### *General*

Washington Banking Company (the "Company" or "WBCO") is a registered bank holding company with three wholly-owned subsidiaries: Whidbey Island Bank (the "Bank"), the Company's principal subsidiary; Washington Banking Capital Trust I (the "Trust"); and Washington Funding Group ("WFG"). Headquartered in Oak Harbor, Washington, the Company provides a full range of commercial banking services to small and medium sized businesses, professionals and other individuals through seventeen bank branch offices located in Island, Skagit, Whatcom and Snohomish counties in northwestern Washington and provides a loan funding source for brokers of mortgage loans through four offices in Washington and Oregon.

At December 31, 2003, WBCO had total assets of $581.7 million, total deposits of $501.5 million and shareholders' equity of $44.4 million. A more thorough discussion of our financial performance appears in this section under the headings "Lending Activities," "Summary of Loan Loss Experiences," and "Deposits," and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 17 of this report.

The Bank is a Washington state-chartered bank that conducts a full-service community commercial banking business. WIB also offers nondeposit investment products for sale through the investment advisory company, Elliot Cove Capital Management, LLC and through sweep investment options available from a brokerage account.

The Trust was formed in June 2002 for the exclusive purpose of issuing trust preferred securities to acquire junior subordinated debentures issued by the Company. Those debentures are the sole assets of the Trust and payments on the debt will be the sole revenues of the Trust. The Company has fully and unconditionally guaranteed all obligations of the Trust.

WFG, a wholesale mortgage real estate lending company, is a Washington State corporation formed in January 2003. The purpose of this subsidiary is to provide a loan funding source for brokers of mortgage loans. The loans are originated and sold in the name of the Bank. WFG conducts its wholesale business primarily in Washington, Oregon and Idaho.

The Company's website address is *www.wibank.com*. Exchange Act reports are available free of charge from the Company's website. The reports can also be obtained through the Securities and Exchange Commission's (the "SEC") EDGAR database at *http://www.sec.gov*. The contents of the Company's Internet website are not incorporated into this report or into any other communication delivered to security holders or furnished to the SEC.

*Growth Strategy*

The Company's strategy is one of value-added growth. Management believes that qualitative and sustainable growth of the Company, coupled with maintaining profitability, is currently the most appropriate path to providing good value for its shareholders. To date, the Company's growth has been achieved organically and it attributes its reputation for focusing on customer service and satisfaction as one of the cornerstones to the Company's success. The Company's primary objectives are to improve profitability and operating efficiencies, increase market penetration in areas currently served, and to continue an expansion strategy in appropriate market areas.

Management believes that growing the infrastructure is an excellent way to build franchise value and increase business while managing up-front costs.

The Company's geographical expansion to date has been concentrated along the I-5 corridor from Snohomish to Whatcom Counties, however, additional areas will be considered if they meet the Company's criteria. Acquisition of banks or branches may also be used as a means of expansion if appropriate opportunities are presented. The primary factors considered in determining the areas of geographic expansion are the availability of knowledgeable personnel, such as managers and lending officers with experience in their fields of expertise, longstanding community presence and extensive banking relationships, customer demand and perceived market potential.

Management's strategy is to support its employees in providing a high level of personal service to its customers while expanding the loan, deposit and investment products and other services that it offers. Maintenance of asset quality will be emphasized by controlling nonperforming assets and adhering to prudent underwriting standards. In addition, management has heightened its focus on improving operating efficiencies and internal operating systems to further manage noninterest expense. To deliver its products more effectively and efficiently, the Company's market strategy is to locate offices in its targeted growth areas, supported by "satellite" units, i.e. loan production offices ("LPOs"), mini branches, grocery or retail store branches and/or automated teller machines ("ATMs") where appropriate.

Growth requires expenditures of substantial sums to purchase or lease real property and equipment and to hire experienced personnel. New branch offices are often not profitable for a period of time after opening and management expects that earnings may be negatively affected. The Fairhaven, Stanwood and Smokey Point offices have made satisfactory progress since their openings in the third quarter of 2002 and are expected to contribute to profits in 2004.

*Market Areas*

The Company's primary market area currently consists of Island, Skagit, Snohomish and Whatcom Counties. Although the Pacific Northwest is typically associated with industries such as computer technology, aerospace and coffee, the Company's market encompasses distinct economies that are somewhat removed from the Seattle metropolitan region.

Island County's largest population center, Oak Harbor, is dominated by a large military presence with naval operations at NAS Whidbey Island. The jobs generated contribute significantly to the county's economy. Other primary industries providing employment for county residents are: education, health and social services; retail trade; and manufacturing. Due to its natural beauty, the county attracts tourism and has a number of retirement communities.

Skagit County's economy is currently comprised of agriculture, fishing, wood products, tourism, international trade and specialized manufacturing. With its accessible ports and refineries, Skagit County is the center of the state's petroleum industry.

Whatcom County, which borders Canada, experienced a 30% increase in population and saw considerable economic diversification during the 1990s. It is the home of Western Washington University, one of Washington's largest four-year academic centers, and has an economy with a prominent manufacturing base, as well as a significant academic-research and vocational-technical base. The United States Customs Service and municipal, county and state governments give Whatcom County an additional employment base.

Snohomish County also experienced a 30% increase in population during the past decade. Employment growth peaked in 1998, just prior to a period of job reductions in the manufacturing sector. Job growth in other sectors (retail trade, services, construction and government) during the same timeframe helped to offset the effects of the manufacturing job losses on the county's economy.

While Washington State's economy, and particularly that of the Puget Sound region, experienced strong growth during the 1990's, those economies slowed during recent years as the commercial airline and aerospace industries began to contract in the Puget Sound region. During 2002 and 2003, the Company's market area continued to feel the effects of the country's overall economic slowdown, which appeared to have been particularly pronounced in the Pacific Northwest, including unemployment levels above the national average. The large military bases located in the Company's region had a positive economic impact. Although timing of a full economic recovery for Washington State is uncertain, it has been steady, yet slow in 2003.

*Competition*

WBCO operates in a highly competitive banking environment, competing for deposits, loans and other financial services with a number of larger and well-established commercial banks, savings banks, savings and loan associations, credit unions and other institutions, including nonbanking financial services companies.

Some of the Bank's competitors are not subject to the same regulations as the Bank, may have substantially higher lending limits and offer certain services that the Bank does not provide. Federal law allows mergers or other combinations, relocations of a bank's main office and branching across state lines. Recent amendments to the federal banking laws to eliminate certain barriers between banking and commercial firms are expected to result in even greater competition in the future. Although the Company has been able to compete effectively in its market areas to date, there can be no assurance that the Company's competitive efforts will continue to be successful.

*Executive Officers of the Company*

The following table sets forth certain information about the executive officers of the Company:

| Name | Age | Position | Has served as an executive officer of the Company or Bank since |
|---|---|---|---|
| Michal D. Cann | 55 | President and Chief Executive Officer | 1992 |
| Phyllis A. Hawkins | 55 | Senior Vice President and Chief Financial Officer | 1995 |
| John L. Wagner | 60 | Executive Vice President and Chief Operating Officer | 2004 |

**Michal D. Cann.** Mr. Cann, 55, has been the President and Chief Executive Officer of the Company since its inception in 1996, and the President and Chief Executive Officer of the Bank since 1993. Mr. Cann has been a director of the Bank since 1992 and Chairman of the Board of WFG since its formation in 2003. Mr. Cann has over 30 years of banking experience, previously having served as the President of Valley Bank, Mount Vernon, Washington, and in other senior management positions in other banks and a bank holding company.

**Phyllis A. Hawkins.** Ms. Hawkins, 55, is the Senior Vice President and Chief Financial Officer of the Company and the Bank. Prior to becoming the Senior Vice President and Chief Financial Officer in 1996, Ms. Hawkins served as Senior Vice President and Cashier. She began working for the Bank in 1969 and has held various positions in operations, human resources and auditing since that time. Ms. Hawkins chairs the Bank's Asset/Liability Management Committee and the Risk Management Committee.

**John L. Wagner.** Mr. Wagner, 60, is the Executive Vice President and Chief Operating Officer of Whidbey Island Bank. He joined the Bank in 1999 as Senior Vice President and Regional Manager in Whatcom County. In 2001, Mr. Wagner was selected to oversee branch administration and promoted to COO in 2004. Mr. Wagner has an extensive background in banking and international finance as well as comprehensive administrative experience as former President of Bank of Washington in Bellingham, Washington.

*Employees*

The Company had 300 full time equivalent employees at February 27, 2004. None of the Company's employees are covered by a collective bargaining agreement or represented by a collective bargaining group. Management considers its relations with employees to be good.

The Company's principal subsidiary, Whidbey Island Bank, provides services through seventeen bank branches in Island, Skagit, Whatcom and Snohomish counties located in northwestern Washington. The Bank has an established management team consisting of seven senior executives, in addition to the President, who are fully involved and responsible for the day-to-day business of the Bank. WFG, the Company's wholesale mortgage subsidiary, operates from four offices located in Washington and Oregon states. The President and CEO of WFG is also employed at the Bank and serves on its management team.

*Supervision and Regulation*

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956 ("BHC Act") registered with and subject to examination by the Federal Reserve Board ("FRB"). The Bank is a Washington state-chartered commercial bank and is subject to examination, supervision and regulation by the Washington State Department of Financial Institutions–Division of Banks ("Division"). The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposits and in that capacity also regulates the Bank.

The Company's earnings and activities are affected by legislation, by actions of the FRB, the Division, the FDIC and other regulators, by local legislative and administrative bodies, and by decisions of courts in Washington State. These include limitations on the ability of the Bank to pay dividends to the Company, and numerous federal and state consumer protection laws imposing requirements on the making, enforcement, and collection of consumer loans, and restrictions by regulators on the sale of mutual funds and other uninsured investment products to customers.

Congress enacted major federal financial institution reform legislation in 1999. Title I of the Gramm-Leach-Bliley Act (the "GLB Act"), which became effective March 11, 2000, allows bank holding companies to elect to become financial holding companies. In addition to activities previously permitted bank holding companies, financial holding companies may engage in nonbanking activities that are financial in nature, such as securities, insurance and merchant banking activities, subject to certain limitations.

The activities of bank holding companies, such as the Company that are not financial holding companies, are generally limited to managing or controlling banks. A bank holding company is required to obtain the prior approval of the FRB for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Nonbank acquisitions by bank holding companies such as the Company are generally limited to 5% of voting shares of a company and activities previously determined by the FRB by regulation or order to be so closely related to banking as to be a proper incident to banking or managing or controlling banks.

The GLB Act also included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the consumer the ability to "opt out" of having non-public personal information disclosed to third parties. Pursuant to these provisions, the federal banking regulators have adopted privacy regulations. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation. The Company does not disclose any nonpublic personal information about its customers or former customers to anyone, except as permitted by law.

Additional legislation may be enacted or regulations imposed to further regulate banking and financial services or to limit finance charges or other fees or charges earned in such activities. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings.

There are various legal restrictions on transactions between the Company and any nonbank subsidiaries, on the one hand, and the Bank on the other. With certain exceptions, federal law also imposes limitations on, and requires collateral for, extensions of credit by insured depository institutions, such as the Bank, to their nonbank affiliates, such as the Company.

Subject to certain limitations and restrictions, a bank holding company, with prior approval of the FRB, may acquire an out-of-state bank. Banks in states that do not prohibit out-of-state mergers may merge with the approval of the appropriate federal banking agency. A state bank may establish a de novo branch out of state if such branching is expressly permitted by the other state.

Among other things, applicable federal and state statutes and regulations which govern a bank's activities relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and other aspects of its operations. The Division and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

Specifically with regard to the payment of dividends, there are certain limitations on the ability of the Company to pay dividends to its shareholders. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Various federal and state statutory provisions also limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. Additionally, depending upon the circumstances, the FDIC or the Division could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

Under longstanding FRB policy, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. The Company could be required to commit resources to the Bank in circumstances where it might not do so, absent such policy.

The Company and the Bank are subject to risk-based capital and leverage guidelines issued by federal banking agencies for banks and bank holding companies. These agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is "well-capitalized," followed by "adequately-capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized". As of December 31, 2003, the Company and the Bank met the criteria for being "well-capitalized."

The Bank is required to file periodic reports with the FDIC and the Division and is subject to periodic examinations and evaluations by those regulatory authorities. These examinations must be conducted every 12 months. The FDIC and the Division may each accept the results of an examination by the other in lieu of conducting an independent examination.

In the liquidation or other resolution of a failed insured depository institution, deposits in offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including nondeposit claims, and claims of a parent company such as the Company. Such priority creditors would include the FDIC, which succeeds to the position of insured depositors.

The Company is also subject to the periodic reporting, information disclosure, proxy solicitation, insider trading restrictions and other requirements of the Securities Exchange Act of 1934.

**USA Patriot Act of 2001.** Under the USA Patriot Act of 2001, adopted by the U.S. Congress on October 26, 2001 to combat terrorism, FDIC insured banks and commercial banks are required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA Patriot Act requires the Bank to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts. While management believes that the USA Patriot Act may affect recordkeeping and reporting expenses to some degree, it does not believe that it will have a material adverse effect on the Company's business and operations.

*Effects of Governmental Monetary Policies*

Profitability in banking depends on interest rate differentials. In general, the difference between the interest earned on a bank's loans, securities and other interest-earning assets and the interest paid on a bank's deposits and other interest-bearing liabilities are the major source of a bank's earnings. Thus, the earnings and growth of the Company are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy for such purposes as controlling inflation and recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing from the FRB and the establishment of reserve requirements against certain deposits. The actions of the FRB in these areas influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in monetary policies and their impact on the Company are not predictable.

*Lending Activities*

**Credit Risk Management.** The extension of credit in the form of loans or other credit substitutes to individuals and businesses is a major portion of the Company's principal business activity. Company policies and applicable laws and regulations require risk analysis as well as ongoing portfolio and credit management. The Company manages its credit risk through lending limit constraints, credit review, approval policies and extensive, ongoing internal monitoring. The Company also manages credit risk through diversification of the loan portfolio by type of loan, type of industry, type of borrower and by limiting the aggregation of debt to a single borrower.

In analyzing its existing portfolio, the Company reviews its consumer and residential loan portfolios by risk rating and analyzes their performance as a pool of loans since no single loan is individually significant or judged by its risk rating size or potential risk of loss. Included in the consumer loan category are indirect dealer loans that may inherently carry more risk compared to other consumer loans. Management has taken steps to neutralize those possible risks with: experienced management; strict policies, parameters and procedures; and an established conservative loan grading system. The division manager is a former auto dealer with many years experience in the auto industry. The dealer clients are concentrated within the Company's four-county trade area and are well known to dealer division management. The graded loan mix is monitored to achieve an average loan portfolio quality rating in the "B" to "B+" range, with "A" being the highest rating category. In contrast, the monitoring process for the commercial business, real estate construction and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan, and performance is judged on a loan-by-loan basis. The Company reviews these loans to assess the ability of the borrower to service all of its interest and principal obligations and, as a result, the risk rating may be adjusted accordingly. In the event that full collection of principal and interest is not reasonably assured, the loan is appropriately downgraded and, if warranted, placed on non-accrual status even though the loan may be current as to principal and interest payments. Additionally, the Company assesses whether or not an impairment of a loan as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," warrants specific reserves or a write-down of the loan.

**Loan Portfolio Composition.** The Company provides a broad array of loan products to small- and medium-sized businesses and to individuals. The Company's loan portfolio composition was comprised of commercial, real estate and consumer loans, at 17.2%, 48.8% and 34.0%, respectively, of the loan portfolio at December 31, 2003. Company management believes this gives the portfolio a good spread of risk and balance. Management continues to seek an equally balanced portfolio although the ever-changing market and economic conditions may warrant a different mix. Seasonal trends, geographic expansion and increased average loan size have resulted in solid loan growth and a diversified portfolio not heavily concentrated in any one industry or in any one community. As of December 31, 2003, there were no borrowing relationships that equaled or exceeded 10% of the Bank's total loans.

The following table sets forth the Company's loan portfolio composition by type of loan:

| | December 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | | 1999 | |
| (Dollars in thousands) | Balance | % of total | Balance | % of total | Balance | % of total | Balance | % of total | Balance | % of total |
| Commercial | $ 87,371 | 17.2% | $ 91,816 | 21.0% | $ 109,867 | 29.1% | $ 105,410 | 34.8% | $ 90,014 | 40.5% |
| Real estate mortgages: | | | | | | | | | | |
| One-to-four family residential | 43,460 | 8.5% | 46,806 | 10.7% | 42,850 | 11.4% | 31,766 | 10.5% | 24,822 | 11.2% |
| Five-or-more family residential and commercial | 133,539 | 26.3% | 94,404 | 21.7% | 65,782 | 17.4% | 39,300 | 13.0% | 29,527 | 13.2% |
| Total real estate mortgages | 176,999 | 34.8% | 141,210 | 32.4% | 108,632 | 28.8% | 71,066 | 23.5% | 54,349 | 24.4% |
| Real estate construction | 70,974 | 14.0% | 40,112 | 9.2% | 26,917 | 7.1% | 28,036 | 9.3% | 14,300 | 6.4% |
| Consumer | 172,406 | 34.0% | 163,368 | 37.4% | 132,067 | 35.0% | 98,172 | 32.4% | 63,757 | 28.7% |
| Subtotal | 507,750 | 100.0% | 436,506 | 100.0% | 377,483 | 100.0% | 302,684 | 100.0% | 222,420 | 100.0% |
| Less: allowance for loan losses | (6,116) | | (5,514) | | (4,308) | | (2,664) | | (2,182) | |
| Deferred loan fees, net | 420 | | 197 | | 23 | | (22) | | (16) | |
| Loans, net | $ 502,054 | | $ 431,189 | | $ 373,198 | | $ 299,998 | | $ 220,222 | |

**Commercial Loans.** Commercial loans include both secured and unsecured loans for working capital and expansion. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment, while longer-term commercial loans are usually secured by equipment. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Company requires personal guarantees and secondary sources of repayment.

Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that commercial loans are more sensitive to changes in interest rates.

**Real Estate Loans.** Real estate loans are made for purchasing, constructing and refinancing one-to-four family, five-or-more family and commercial properties. The Company offers fixed and adjustable rate options.

Residential Mortgages. The Company's portfolio of residential mortgage loans is secured by properties primarily located within the Company's market area. The Company originates residential loans for sale in the secondary market. Secondary market loans are either originated in the name of a third party or originated in the name of the Company and then sold to secondary market investors. The Company sells these servicing released loans for a fee.

During the year ended December 31, 2003, the Company's total gross loan originations of residential loans for the account of third parties were $16.8 million, compared with $14.8 million and $9.7 million, respectively, for the years ended December 31, 2002 and 2001. During the years ended December 31, 2003, 2002 and 2001 the Company originated and funded $397.4 million, $102.7 million and $87.9 million, respectively, in loans that were sold in the secondary market.

The Company has been approved to sell conforming residential mortgages to the Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae"). This provides access to long-term conventional real estate loans for the Company's customers. Currently, the Company sells loans, servicing released, to Freddie Mac and other secondary market investors.

To minimize interest rate risk and maximize the yield, hedging practices are often used in the real estate mortgage industry. Beginning in 2003, the Company initiated the use of hedging activities for WFGs wholesale real estate mortgage pipeline.

Five-or-more Family and Commercial Real Estate Loans. The Company has made, and anticipates continuing to make, on a selective basis, five-or-more family and commercial real estate loans. This lending has involved loans secured principally by apartment buildings and commercial buildings for office, storage and warehouse space. Generally in underwriting commercial real estate loans, the Company requires the personal guaranty of borrowers and a minimum cash flow to debt service ratio of 1.25 to 1. Loans secured by five-or-more family and commercial real estate may be greater in amount and involve a greater degree of risk than one-to-four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties or a commercial business.

Construction Loans. The Company originates one-to-four family residential construction loans for the construction of custom homes (where the homebuyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. Speculative residential lending amounted to $11.6 million, or 16.3% of the total construction loan portfolio at December 31, 2003, compared to $10.2 million, or 25.5% and $5.1 million, or 19.0% at December 31, 2002 and 2001, respectively. The average loan size was approximately $209,000 in 2003 compared to $208,000 in 2002 and $207,000 in 2001. With few exceptions, the Company limits the number of unsold homes being built by each builder. The Company lends to qualified builders who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The Company also makes commercial real estate construction loans, generally for owner-occupied properties. The Company further endeavors to limit its construction lending risk through adherence to established underwriting procedures. Also, it is the Company's policy to require documentation of all draw requests and to use loan officers and/or third parties to inspect the project prior to paying any draw requests from the builder. With few exceptions, the Company requires personal guarantees and secondary sources of repayment on construction loans.

Consumer Loans. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The Company attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss. Consumer loans increased $9.0 million to $172.4 million at December 31, 2003 from the prior year, an increase of 5.5%, representing 34.0% and 37.4% of the total loan portfolio at December 31, 2003 and 2002, respectively.

Indirect Loans. The Company makes automobile and recreational vehicle loans for new and used vehicles originated indirectly by selected dealers located in the Company's market areas. At December 31, 2003, $105.6 million, or 61.3%, of the Company's consumer loan portfolio consisted of indirect loans compared to $94.2 million, or 57.6% in 2002 and $73.0 million, or 55.3% in 2001. Indirect loans may involve greater risk than other consumer loans, including direct automobile loans, due to the nature of third-party transactions. To mitigate these risks, the Company has limited its indirect automobile loan purchases primarily to dealerships that are established and well known in their market areas and to applicants that are not classified as sub-prime. In addition, the Company has increased its oversight of the approval process and uses a loan grading system, which limits the risks inherent in dealer originated loans.

Credit Cards. The Company offers VISA credit cards to its customers. At December 31, 2003, 2002 and 2001, $2.0 million, $1.9 million and $1.9 million of credit card balances were outstanding, respectively. These balances represented 1.2%, 1.2% and 1.5% of the Company's consumer loan portfolio, and 0.4%, 0.4% and 0.5% of its total portfolio for those periods, respectively. At December 31, 2003, approximately $40,000 or 2.0% of outstanding credit card balances were past due, as compared to $43,000 or 2.2% at December 31, 2002 and $40,000 or 2.1% at December 31, 2001.

**SBA Loans.** The Company also provides loans through the U.S. Small Business Administration ("SBA"), an independent agency of the federal government, which guarantees up to 85% of the loan amount. SBA loans are generally made to small- and medium-sized businesses. Once the SBA loan has been funded, the Company has followed a practice of selling the guaranteed portions of SBA loans in the secondary market. The guaranteed portions of these loans are generally sold at a premium. At December 31, 2003, the Company had outstanding $5.0 million, or 1.0% of its loan portfolio, in SBA loans.

**Foreign Loans.** The Company is not involved with loans to foreign companies or in foreign countries.

**Maturities and Sensitivities of Loans to Changes in Interest Rates.** The following table sets forth at December 31, 2003 (1) the aggregate maturities of commercial and real estate construction loans and (2) the aggregate amounts of variable and fixed rate commercial and real estate construction loans:

| | Maturing | | | |
|---|---|---|---|---|
| (Dollars in thousands) | Within 1 year | 1–5 years | After 5 years | Total |
| Commercial | $ 34,234 | $ 27,311 | $ 25,826 | $ 87,371 |
| Real estate construction: | | | | |
| One-to-four family residential | 28,960 | 11,544 | 1,664 | 42,168 |
| Five-or-more family residential and commercial | 13,814 | 8,980 | 6,012 | 28,806 |
| Total real estate construction | 42,774 | 20,524 | 7,676 | 70,974 |
| Total | $ 77,008 | $ 47,835 | $ 33,502 | $ 158,345 |
| Fixed-rate loans | $ 20,359 | $ 21,555 | $ 3,926 | $ 45,840 |
| Variable-rate loans | 56,649 | 26,280 | 29,576 | 112,505 |
| Total | $ 77,008 | $ 47,835 | $ 33,502 | $ 158,345 |

**Commitments and Contingent Liabilities.** In the ordinary course of business, the Company enters into various types of transactions that include commitments to extend credit that are not included in loans receivable, net, presented on the Company's consolidated balance sheets. The Company applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Company's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments.

**Nonperforming Assets.** The following table sets forth information with respect to the Company's nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans) and total nonperforming assets:

| (Dollars in thousands) | December 31 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| Nonaccrual loans | $ 4,158 | $ 3,222 | $ 2,094 | $ 1,152 | $ 920 |
| Restructured loans | — | — | — | 77 | 52 |
| Total nonperforming loans | 4,158 | 3,222 | 2,094 | 1,229 | 972 |
| Real estate owned | 504 | 592 | 473 | 124 | 170 |
| Total nonperforming assets | $ 4,662 | $ 3,814 | $ 2,567 | $ 1,353 | $ 1,142 |
| Impaired loans | $ 2,563 | $ — | $ — | $ — | $ — |
| Potential problem loans | 314 | — | — | — | — |
| Accruing loans past due ≥ 90 days | — | — | — | — | — |
| Allowance for loan losses | 6,116 | 5,514 | 4,308 | 2,664 | 2,182 |
| Interest foregone on nonaccrual loans | 224 | 220 | 109 | 171 | 65 |
| Nonperforming loans to loans | 0.82% | 0.74% | 0.55% | 0.41% | 0.44% |
| Allowance for loan losses to loans | 1.20% | 1.26% | 1.14% | 0.88% | 0.98% |
| Allowance for loan losses to nonperforming loans | 147.09% | 171.14% | 205.73% | 216.76% | 224.49% |
| Nonperforming assets to total assets | 0.80% | 0.71% | 0.59% | 0.37% | 0.40% |

The Company's consolidated financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts about the collectibility of principal or interest. When a loan is placed on nonaccrual status, the accrued interest is reversed and charged against interest income. Generally, the Company's policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rate when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which there are serious doubts as to the borrower's ability to comply with present repayment terms and, therefore, may be included later in nonaccrual, past due or restructured loans. These loans are considered by management in assessing the adequacy of the allowance for loan losses.

Nonaccrual loans and other nonperforming assets are centered in a small number of lending relationships which management considers adequately reserved. Generally, these relationships are well collateralized though loss of principal on certain of these loans will remain in question until the loans are paid or collateral is liquidated. Substantially, the nonperforming loans are to borrowers within the state of Washington.

Real estate owned consists of properties owned by the Bank through foreclosure or other legal action and is shown at fair market value after any potential liquidation expense. Management considers the amount currently held to be modest in comparison with the growth in the loan portfolio and that the properties are readily marketable.

Loans are considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent. The Company has identified one loan of approximately $2.6 million to a real estate development and timber company as impaired, due to the borrower's financial status at year-end. The loan is current and well-secured, and no losses are expected.

Potential problem loans at December 31, 2003 amounted to approximately $314,000. These are defined as loans and commitments not included in any of the two basic nonperforming loan categories discussed above or in the 90 days past due and still accruing interest category, but which management, through normal internal credit review procedures, has developed information regarding possible credit problems that could cause the borrowers future difficulties in complying with present loan repayment terms.

*Summary of Loan Loss Experience*

**Analysis of Allowance for Loan Losses.** The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio. This includes a review of problem loans, general business and economic conditions, seasoning of the loan portfolio, bank regulatory examination results and finding of internal credit examiners, loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is reviewed quarterly by management. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries.

The Company's methodology for making such assessments and determining the adequacy of the allowance includes the following key elements:

1. General Valuation Allowance consistent with SFAS No. 5, "Accounting for Contingencies."
2. Criticized/Classified Loss Reserves on specific relationships.
3. Specific allowances for identified problem loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."
4. Historical loss experience of the loan portfolio.
5. Portfolio mix by loan type.

While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Management anticipates that normal growth of the loan portfolio coupled with the steady but slow recovery in the local economy may require continued increases in the provisions to the allowance for loan losses during the year 2004.

**Allocation of Loan Loss Allowance.** The following table shows the allocation of the allowance for loan losses. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors that may affect future loan losses in the categories of loans shown:

| | December 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | | 2000 | | 1999 | |
| (Dollars in thousands) | Amount | % of total[1] | Amount | % of total[1] | Amount | % of total[1] | Amount | % of total[1] | Amount | % of total[1] |
| Balance applicable to: | | | | | | | | | | |
| Commercial | $ 799 | 17.2% | $ 842 | 21.0% | $ 958 | 29.1% | $ 751 | 34.8% | $ 704 | 40.5% |
| Real estate mortgage | 1,762 | 34.8% | 1,297 | 32.4% | 889 | 28.8% | 448 | 23.5% | 372 | 24.4% |
| Real estate construction | 912 | 14.0% | 450 | 9.2% | 374 | 7.1% | 266 | 9.3% | 132 | 6.4% |
| Consumer | 2,415 | 34.0% | 2,209 | 37.4% | 1,693 | 35.0% | 997 | 32.4% | 715 | 28.7% |
| Unallocated | 228 | N/A | 716 | N/A | 394 | N/A | 202 | N/A | 259 | N/A |
| Total | $ 6,116 | 100.0% | $ 5,514 | 100.0% | $ 4,308 | 100.0% | $ 2,664 | 100.0% | $ 2,182 | 100.0% |

(1) Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

The following table sets forth information regarding changes in the Company's allowance for loan losses:

| | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | 2003 | 2002 | 2001 | 2000 | 1999 |
| Balance at beginning of period | $ 5,514 | $ 4,308 | $ 2,664 | $ 2,182 | $ 1,745 |
| Charge-offs: | | | | | |
| Commercial | (1,293) | (1,689) | (357) | (659) | (328) |
| Real estate | (177) | (67) | (196) | (16) | (6) |
| Consumer | (1,725) | (1,286) | (854) | (469) | (277) |
| Total charge-offs | (3,195) | (3,042) | (1,407) | (1,144) | (611) |
| Recoveries: | | | | | |
| Commercial | 208 | 103 | 119 | 5 | 8 |
| Real estate | — | — | 6 | — | — |
| Consumer | 389 | 279 | 146 | 95 | 20 |
| Total recoveries | 597 | 382 | 271 | 100 | 28 |
| Net charge-offs | (2,598) | (2,660) | (1,136) | (1,044) | (583) |
| Provision for loan losses | 3,200 | 3,866 | 2,780 | 1,526 | 1,020 |
| Balance at end of period | $ 6,116 | $ 5,514 | $ 4,308 | $ 2,664 | $ 2,182 |

The following table sets forth information regarding the Company's net charge offs to average loans:

| | Years Ended December 31 | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | 2003 | 2002 | 2001 | 2000 | 1999 |
| Indirect net charge-offs | $ (1,055) | $ (749) | $ (321) | $ (231) | $ (113) |
| Other net charge-offs | (1,543) | (1,911) | (815) | (813) | (470) |
| Total net charge-offs | $ (2,598) | $ (2,660) | $ (1,136) | $ (1,044) | $ (583) |
| Average indirect loans | $ 100,684 | $ 86,181 | $ 60,423 | $ 39,839 | $ 21,366 |
| Average other loans | 374,190 | 329,974 | 282,509 | 221,397 | 160,106 |
| Total average loans | $ 474,874 | $ 416,155 | $ 342,932 | $ 261,236 | $ 181,472 |
| Indirect net charge-offs to average indirect loans | 1.05% | 0.87% | 0.53% | 0.58% | 0.53% |
| Other net charge-offs to average other loans | 0.41% | 0.58% | 0.29% | 0.37% | 0.29% |
| Net charge-offs to average loans | 0.55% | 0.64% | 0.33% | 0.40% | 0.32% |

### *Deposits*

The Company provides a range of deposit services, including noninterest-bearing checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit ("CDs"). These accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. The Company does not pay brokerage commissions to attract deposits. It strives to establish customer relations to attract core deposits in noninterest-bearing transactional accounts and thus reduce its costs of funds.

The following table sets forth the average balances outstanding and average interest rates for each major category of deposits:

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| (Dollars in thousands) | Average balance | Average rate | Average balance | Average rate | Average balance | Average rate |
| Interest-bearing demand and money market deposits | $ 190,837 | 0.89% | $ 149,227 | 1.61% | $ 112,938 | 2.62% |
| Savings deposits | 36,332 | 0.81% | 29,264 | 1.35% | 25,868 | 2.07% |
| CDs | 190,755 | 2.84% | 184,919 | 3.62% | 162,834 | 5.72% |
| Total interest-bearing deposits | 417,924 | 1.77% | 363,410 | 2.61% | 301,640 | 4.24% |
| Demand and other noninterest-bearing deposits | 71,764 | | 54,645 | | 46,110 | |
| Total average deposits | $ 489,688 | | $ 418,055 | | $ 347,750 | |

The following table sets forth the amounts and maturities of CDs with balances of $100,000 or more at December 31, 2003:

| (Dollars in thousands) | December 31, 2003 |
|---|---|
| Remaining maturity: | |
| Less than three months | $ 21,835 |
| Three to six months | 8,242 |
| Six to twelve months | 25,947 |
| Over twelve months | 33,861 |
| Total | $ 89,885 |

## Item 2. Properties

The Company currently has administrative facilities, operations facilities, full-service branches and supermarket branches.

The following table sets forth the status of the Company's properties at December 31, 2003:

| Location | Facility Type | Land | Building |
|---|---|---|---|
| Anacortes branch | Full service | Owned | Owned |
| Bakerview branch | Full service | Owned | Owned |
| Bellingham branch | Full service | Owned | Owned |
| Bellingham/Northwest Avenue | Land | Owned | N/A |
| Bend office | Wholesale lending | N/A | Leased |
| Burlington branch | Full service | Owned | Owned |
| Burlington financial center | Operations/Wholesale lending/Indirect lending | Owned | Owned |
| Camano branch | Full service | Owned | Owned |
| Camano Plaza branch | Supermarket | N/A | Leased |
| Clackamas office | Wholesale lending | N/A | Leased |
| Clinton branch | Full service | Owned | Owned |
| College Way branch | Supermarket | N/A | Leased |
| Coos Bay office | Wholesale lending/ Administrative | N/A | Leased |
| Coupeville branch | Full service | Owned | Owned |
| Fairhaven branch | Full service | N/A | Leased |
| Freeland branch | Full service | Owned | Owned |
| Langley branch | Full service | Owned | Owned |
| Midway branch | Full service | Owned | Owned |
| Oak Harbor branch | Full service/Administrative | Leased | Owned |
| Oak Harbor operations | Operations | Owned | Owned |
| Oak Harbor financial center | Vacant building | Owned | Owned |
| Sedro Woolley branch | Full service | Owned | Owned |
| Smokey Point branch | Full service | N/A | Leased |
| Stanwood branch | Full service | Owned | Owned |

During the fourth quarter of 2003, the Company entered into an earnest money agreement for property in the Smokey Point/Arlington, WA area pending completion of a feasibility study to relocate the Smokey Point branch, which is currently leased.

## Item 3. Legal Proceedings

The Company and its subsidiaries are, from time to time, defendants in, and are threatened with, various legal proceedings arising from regular business activities. Management believes that its liability for damages, if any, arising from such claims or contingencies will not have a material adverse effect on the Company's results of operations, financial conditions or cash flows. The Company is not currently a party to any litigation, the adverse determination of which would be likely to have a material adverse effect upon its business operations or assets.

## Item 4. Submission of Matters to a Vote of Security Holders

None.

# PART II

## Item 5. Market for the Registrant's Common Stock and Related Stockholder Matters

The Company's common stock is traded on the Nasdaq National Market System under the symbol "WBCO."

The Company is aware that blocks of its stock are held in street name by brokerage firms. As a result, the number of shareholders of record does not include the actual number of beneficial owners of the Company's stock. As of February 27, 2004, the Company's common stock was held of record by approximately 308 shareholders, a number which does not include beneficial owners who hold shares in "street name."

The following are the high and low adjusted closing prices for the Company's stock as reported by the Nasdaq National Market System and the annual dividends paid by the Company to its shareholders on a per share basis during 2003 and 2002, as adjusted for stock dividends:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | High | Low | Dividend | High | Low | Dividend |
| First quarter | $ 11.55 | $ 9.98 | $ 0.06 | $ 10.01 | $ 7.12 | $ 0.05 |
| Second quarter | 13.15 | 11.44 | 0.06 | 12.86 | 9.50 | 0.05 |
| Third quarter | 13.73 | 12.91 | 0.06 | 12.34 | 8.73 | 0.05 |
| Fourth quarter | 14.71 | 13.57 | 0.06 | 11.48 | 9.25 | 0.05 |

The Company's dividend policy requires the Board of Directors to review the Company's financial performance, capital adequacy, cash resources, regulatory restrictions, economic conditions and other factors, and if such review is favorable, the Board may declare and pay dividends. For 1997 and prior years, cash dividends were paid on an annual basis. After completion of the initial public offering in 1998, the Company has paid cash dividends on a quarterly basis. On October 24, 2002, the Company distributed a 10% stock dividend, and on February 26, 2004, the Company distributed a 15% stock dividend. The ability of the Company to pay dividends will depend on the profitability of the Bank, the need to retain or increase capital, and the dividend restrictions imposed upon the Bank by applicable banking law. Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

## Item 6. Selected Financial Data

*Consolidated Five-Year Statements of Operations and Selected Financial Data*

The following table sets forth selected audited consolidated financial information and certain financial ratios for the Company. This information is derived in part from the audited consolidated financial statements and notes thereto of the Company set forth in Part II, Item 8. and should be read in conjunction with the Company's financial statements and the management discussion set forth in Part II, Item 7:

| (Dollars in thousands, except per share amounts) | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| | Years Ended December 31 | | | | |
| **Operating data:** | | | | | |
| Total interest income | $ 36,598 | $ 35,211 | $ 33,046 | $ 27,203 | $ 19,076 |
| Total interest expense | 8,768 | 10,672 | 13,453 | 11,835 | 7,016 |
| Net interest income | 27,830 | 24,539 | 19,593 | 15,368 | 12,060 |
| Provisions for loan losses | (3,200) | (3,866) | (2,780) | (1,526) | (1,020) |
| Net interest income after provision | 24,630 | 20,673 | 16,813 | 13,842 | 11,040 |
| Service charges on deposits | 2,127 | 1,801 | 1,707 | 1,672 | 1,417 |
| Other noninterest income | 4,842 | 2,813 | 2,404 | 1,020 | 1,036 |
| Total noninterest income | 6,969 | 4,614 | 4,111 | 2,692 | 2,453 |
| Noninterest expense | 22,903 | 17,231 | 14,722 | 12,687 | 10,318 |
| Income before income taxes | 8,696 | 8,056 | 6,202 | 3,847 | 3,175 |
| Provision for income taxes | (2,729) | (2,719) | (1,918) | (1,062) | (823) |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 | $ 2,785 | $ 2,352 |
| Average number of shares outstanding, basic | 5,341,461 | 5,153,317 | 5,120,352 | 5,114,570 | 5,240,835 |
| Average number of shares outstanding, diluted | 5,548,681 | 5,441,462 | 5,362,654 | 5,358,304 | 5,549,797 |
| **Per share data(1):** | | | | | |
| Net income per share, basic | $ 1.12 | $ 1.04 | $ 0.84 | $ 0.54 | $ 0.45 |
| Net income per share, diluted | 1.08 | 0.98 | 0.80 | 0.52 | 0.42 |
| Book value | 8.28 | 7.55 | 6.82 | 6.17 | 5.80 |
| Dividends | 0.24 | 0.21 | 0.19 | 0.16 | 0.13 |
| **Balance sheet data:** | | | | | |
| Total assets | $ 581,741 | $ 535,412 | $ 437,686 | $ 361,645 | $ 285,970 |
| Loans receivable, net of unearned fees | 508,170 | 436,703 | 377,506 | 302,662 | 222,404 |
| Allowance for loan losses | 6,116 | 5,514 | 4,308 | 2,664 | 2,182 |
| Real estate owned | 504 | 592 | 473 | 124 | 170 |
| Federal funds sold | 4,795 | 23,000 | 2,500 | 750 | 4,300 |
| Deposits | 501,497 | 462,995 | 367,175 | 317,776 | 254,475 |
| Other borrowed funds | 12,500 | 15,000 | 32,500 | 10,000 | — |
| Trust preferred securities | 15,000 | 15,000 | — | — | — |
| Shareholders' equity | 44,360 | 39,432 | 34,977 | 31,501 | 29,798 |
| **Selected performance ratios:** | | | | | |
| Return on average assets | 1.06% | 1.09% | 1.06% | 0.87% | 0.95% |
| Return on average equity | 14.43% | 14.41% | 12.62% | 9.09% | 7.91% |
| Net interest margin | 5.32% | 5.43% | 5.36% | 5.34% | 5.52% |
| Net interest spread | 5.02% | 5.07% | 4.79% | 4.58% | 4.80% |
| Non-interest expense to average assets | 4.06% | 3.52% | 3.66% | 3.98% | 4.18% |
| Efficiency ratio | 65.82% | 59.11% | 62.11% | 70.25% | 71.09% |
| Dividend payout ratio | 21.84% | 20.37% | 22.69% | 29.01% | 28.23% |

| (Dollars in thousands, except per share amounts) | Years Ended December 31 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Asset quality ratios:** | | | | | |
| Nonperforming loans to period-end loans | 0.82% | 0.74% | 0.55% | 0.41% | 0.44% |
| Allowance for loan losses to period-end loans | 1.20% | 1.26% | 1.14% | 0.88% | 0.98% |
| Allowance for loan losses to nonperforming loans | 147.09% | 171.14% | 205.73% | 216.76% | 224.49% |
| Nonperforming assets to total assets | 0.80% | 0.71% | 0.59% | 0.37% | 0.40% |
| Net loan charge-offs to average loans outstanding | 0.55% | 0.64% | 0.33% | 0.40% | 0.32% |
| **Capital ratios:** | | | | | |
| Total risk-based capital | 11.69% | 12.61% | 9.64% | 10.31% | 12.67% |
| Tier 1 risk-based capital | 10.56% | 11.43% | 8.57% | 9.47% | 11.73% |
| Leverage ratio | 9.89% | 10.07% | 8.03% | 8.54% | 9.83% |
| Equity to assets ratio | 7.63% | 7.36% | 7.99% | 8.71% | 10.42% |
| **Other data:** | | | | | |
| Number of banking offices | 17 | 17 | 14 | 14 | 12 |
| Number of full time equivalent employees | 300 | 247 | 209 | 200 | 180 |

(1) Per share data adjusted to reflect 15% stock dividend distributed February 26, 2004 and 10% stock dividend distributed October 24, 2002.

*Summary of Quarterly Financial Information*

See Part II, Item 8. Note 22 of "Notes to Consolidated Financial Statements."

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto presented elsewhere in this report.

*Overview*

Washington Banking Company ("WBCO" or the "Company") is a registered bank holding company with three wholly-owned subsidiaries: Whidbey Island Bank (the "Bank"), Washington Banking Capital Trust I (the "Trust") and Washington Funding Group, Inc. ("WFG"). The Company's principal subsidiary, the Bank, is a Washington state-chartered bank that conducts a full-service community commercial banking business. Its business includes commercial, real estate and construction loan portfolios, and is active in the consumer banking field, providing personal and consumer-oriented loan programs. The Bank also provides a wide range of deposit services, insured by the Federal Deposit Insurance Corporation (the "FDIC"), for individuals and businesses including checking and savings accounts as well as money market accounts, certificates of deposit, individual retirement accounts, safe deposit boxes and other consumer and business related financial services. The Bank also offers nondeposit managed investment portfolios, which are not FDIC insured, through the investment advisory company Elliott Cove Capital Management LLC. Several Whidbey Island Bank employees have been registered in Washington State as investment advisor representatives. These employees work with individuals, companies and institutions to help them determine their risk preferences and select a portfolio. Prior to the Bank's affiliation with Elliott Cove, non-FDIC insured investment products were offered through the Bank's wholly-owned subsidiary, WIB Financial Services, Inc. Another nondeposit product offered through WIB, which is not FDIC insured, is a sweep investment option available through a brokerage account.

The Bank's primary market area is located in northwestern Washington State between Seattle and the Canadian border. Its geographical expansion to date has been concentrated along the I-5 corridor from Snohomish to Whatcom counties, however, additional areas will be considered if they meet the Company's criteria.

The Trust was formed in June 2002 for the exclusive purpose of issuing trust preferred securities to acquire junior subordinated debentures issued by the Company. Those debentures are the sole assets of the Trust and payments on the debt will be the sole revenues of the Trust. The Company has fully and unconditionally guaranteed all obligations of the Trust.

WFG, a wholesale mortgage real estate lending company, is a Washington State corporation formed in January 2003. The primary purpose of this subsidiary is to provide a loan funding source for brokers of mortgage loans. The loans are originated and sold in the name of the Bank. In addition to an existing office in Burlington, Washington, WFG set up offices in Bend, Coos Bay and Clackamas (Portland area), Oregon during the first quarter of 2003. Washington Funding Group underwrites loans originated by mortgage brokers primarily in the Washington, Oregon and Idaho markets, and then sells most of them to secondary market sources.

Headquartered in Oak Harbor, the Company's market area has been expanded through the activities of WFG. Previously, the market area was that of the Bank, limited to northwestern Washington. WFG's process of brokering mortgages has extended the Company's market area beyond Washington State and includes Oregon and Idaho. Washington, Oregon and Idaho all experienced population growth of above 20% during the 1990s, compared to a national average of 13.1%. The market areas encompass distinct economies, and none are particularly dependent upon a single industrial or occupational source. In Washington, the economies within the market areas have evolved from being heavily dependent upon forestry, fishing and farming to economies with much more diverse blends of industries including retail trade, services, manufacturing, tourism and a large military presence. Although unemployment levels in the Pacific Northwest over the past couple of years have been higher than national averages, the business impact to the Company has not been atypical. Timing of a total economic recovery for the Pacific Northwest region remains uncertain although in 2003 the recovery was steady, but slow.

The Company's strategy is one of value-added growth. Management believes that qualitative and sustainable growth of the Company, coupled with maintaining profitability, is currently the most appropriate path to providing good value for its shareholders. To date, the Company's growth has been achieved organically and it attributes its reputation for focusing on customer service and satisfaction as one of the cornerstones to the Company's success. Acquisition of banks or branches may also be used as a means of expansion if appropriate opportunities are presented. Management recognizes that growth requires expenditures of substantial sums to purchase or lease real property and equipment and to hire experienced personnel, and that earnings may be negatively affected. The Company's primary long-term objectives are to improve profitability and operating efficiencies, to increase market penetration in areas currently served and to continue an expansion strategy in appropriate market areas.

### *Financial Condition*

**Total Assets.** Total assets increased to $581.7 million at December 31, 2003 from $535.4 million at December 31, 2002, an increase of 8.7%. This increase resulted primarily from growth in the loan portfolio and investment portfolios, which was funded by earnings and FHLB borrowings.

**Total Loans.** Total loans were $508.2 million and $436.7 million at December 31, 2003, and 2002, respectively. Commercial loans declined to $87.4 million at December 31, 2003 from $91.8 million at December 31, 2002, while consumer loans increased to $172.4 million from $163.4 million during that same period. Commercial loans as a percentage of total loans decreased to 17.2% at December 31, 2003 from 21.0% at December 31, 2002 and consumer loans decreased to 34.0% of total loans from 37.4% at those dates. At December 31, 2003, $105.6 million, or 61.3% of the Company's consumer loan portfolio consisted of indirect loans compared to $94.2 million, or 57.6% in 2002. Real estate mortgages increased to 34.8% of total loans at December 31, 2003 from 32.4% at December 31, 2002, while real estate construction loans increased to 14.0% from 9.2% as of those dates, primarily due to the favorable real estate rate environment.

**Total Investment Securities.** Total investment securities were $30.2 million and $24.2 million at December 31, 2003 and 2002, respectively. The availability of excess funds, low interest rate environment and slower loan demand resulted in short-term investments purchases, building the portfolio with "laddered" (staggered maturities) securities that reflect the Company's investment policy guidelines and to help achieve the objectives of the business plan of the Company.

**Premises and Equipment.** Premises and equipment, net of depreciation, were $19.8 million and $16.8 million at December 31, 2003 and 2002, respectively. The increase reflects the construction of a new building for the Camano office, three leased offices for WFG, all with related furniture and fixtures, as well as remodeling improvements at the Burlington Financial Center and the Clinton branch. The increase in premises and equipment is an indication of future expectations as the Company continues its strategy of value-added growth. The Company may also expand by acquiring banks or branches if appropriate opportunities arise.

**Other Assets.** Other assets were $5.1 million and $3.5 million at December 31, 2003 and 2002, respectively. The majority of this increase is due to additional prepaid assets and interest accruals.

**Deposit Accounts.** Deposit accounts totaled $501.5 million and $463.0 million at December 31, 2003 and 2002, respectively. Management's philosophy is to develop long-term customer relationships. During the fiscal years ended December 31, 2003, 2002 and 2001, average interest-earning assets were $527.6 million, $456.7 million and $370.7 million, respectively. During these same periods, the Company's net interest margins were 5.32%, 5.43% and 5.36%, respectively. Management believes that the best way to establish customer loyalty is by placing an emphasis on meeting customers' financial needs and providing exceptional service. Management attributes the Company's successful deposit growth to its continuing deposit promotions, cross-sales efforts, strategic planning and other means. In 2003, customers may have been seeking the security of FDIC-insured deposit vehicles given the volatility of the investment market.

During 2003, there was a minimal shift in the deposit mix as the Company experienced an increase in average deposits of $71.6 million, or 17.1%, as compared to $70.3 million, or 20.2%, in 2002.

Average interest-bearing deposits increased $54.5 million, or 15.0%, in 2003 and $61.8 million, or 20.5%, in 2002. Average noninterest-bearing deposits increased $17.1 million, or 31.3%, and $8.5 million, or 18.5%, respectively, for the same periods.

The increase of average interest demand and money market deposits was $41.6 million, or 27.9%, and $36.3 million, or 32.1%, in 2003 and 2002, respectively. Average savings deposits increased $7.1 million, or 24.2%, in 2003 and $3.4 million, or 13.1%, in 2002.

Average CDs grew $5.8 million, or 3.2%, during 2003 as compared to $22.1 million, or 13.6%, in 2002. Generally, the majority, 63.7% of the Company's CDs mature within twelve months. All deposit product averages increased during 2003 as management focused on attracting deposits and establishing customer relationships.

*Consolidated Average Balance Sheet and Analysis of Net Interest Income and Expense*

The following table sets forth at the dates indicated the Company's consolidated average balance sheet and analysis of net interest income and expense:

| | Years Ended December 31 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 | | | 2002 | | | 2001 | | |
| (Dollars in thousands) | Average balance | Interest earned/paid | Average yield | Average balance | Interest earned/paid | Average yield | Average balance | Interest earned/paid | Average yield |
| **Assets** | | | | | | | | | |
| Loans[1] | $ 474,874 | $ 35,218 | 7.42% | $ 416,155 | $ 33,797 | 8.12% | $ 342,932 | $ 31,642 | 9.23% |
| Federal funds sold | 19,104 | 197 | 1.03% | 9,508 | 139 | 1.46% | 1,065 | 47 | 4.41% |
| Interest-bearing cash | 5,966 | 62 | 1.04% | 7,065 | 106 | 1.50% | 1,219 | 49 | 4.02% |
| Investments: | | | | | | | | | |
| Taxable | 13,001 | 446 | 3.43% | 8,097 | 424 | 5.24% | 8,637 | 521 | 6.03% |
| Non-taxable[2] | 14,608 | 905 | 6.20% | 15,894 | 999 | 6.29% | 16,831 | 1,055 | 6.27% |
| Interest-earning assets | 527,553 | 36,828 | 6.98% | 456,719 | 35,465 | 7.77% | 370,684 | 33,314 | 8.99% |
| Noninterest-earning assets | 36,410 | | | 32,395 | | | 31,589 | | |
| Total assets | $ 563,963 | | | $ 489,114 | | | $ 402,273 | | |
| **Liabilities and Shareholders' Equity** | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Interest demand and money market | $ 190,837 | $ 1,707 | 0.89% | $ 149,227 | $ 2,405 | 1.61% | $ 112,938 | $ 2,956 | 2.62% |
| Savings | 36,332 | 296 | 0.81% | 29,264 | 394 | 1.35% | 25,868 | 536 | 2.07% |
| CDs | 190,755 | 5,411 | 2.84% | 184,919 | 6,692 | 3.62% | 162,834 | 9,310 | 5.72% |
| Interest-bearing deposits | 417,924 | 7,414 | 1.77% | 363,410 | 9,491 | 2.61% | 301,640 | 12,802 | 4.24% |
| Fed funds purchased | 98 | 1 | 1.02% | 4,384 | 91 | 2.08% | 8,338 | 309 | 3.71% |
| Trust preferred securities | 14,918 | 742 | 4.97% | 7,924 | 424 | 5.35% | — | — | — |
| Other borrowings | 14,864 | 611 | 4.11% | 19,618 | 666 | 3.39% | 10,058 | 342 | 3.40% |
| Interest-bearing liabilities | 447,804 | 8,768 | 1.96% | 395,336 | 10,672 | 2.70% | 320,036 | 13,453 | 4.20% |
| Noninterest-bearing deposits | 71,764 | | | 54,645 | | | 46,110 | | |
| Other noninterest-bearing liabilities | 3,040 | | | 2,084 | | | 2,192 | | |
| Total liabilities | 522,608 | | | 452,065 | | | 368,338 | | |
| Shareholders' equity | 41,355 | | | 37,049 | | | 33,935 | | |
| Total liabilities and shareholders' equity | $ 563,963 | | | $ 489,114 | | | $ 402,273 | | |
| Net interest income[2] | | $ 28,060 | | | $ 24,793 | | | $ 19,861 | |
| Net interest spread | | | 5.02% | | | 5.07% | | | 4.79% |
| Net interest margin[2] | | | 5.32% | | | 5.43% | | | 5.36% |

(1) Of this amount, loan fees accounted for $1,519,000, $995,000 and $765,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Loan totals include both current and nonaccrual loans.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34%. These adjustments were $230,000, $254,000 and $268,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

**Shareholders' Equity.** Shareholders' equity was $44.4 million and $39.4 million at December 31, 2003 and 2002, respectively. This increase reflects earnings of $6.0 million, $23,000 for stock option compensation and $323,000 proceeds from stock options exercised offset by cash dividends of $1.3 million and the decrease in unrealized gain on investment securities of $82,000, net of tax.

*Results of Operations*

**Net Income.** The Company reported net income of $6.0 million, $5.3 million and $4.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Diluted net income per share was $1.08, $0.98 and $0.80 for 2003, 2002 and 2001, respectively. The increase in net income for each year was primarily attributable to an increase in net interest income and, to a lesser extent, increases in noninterest income by the gain on sale of loans partially offset by increases in noninterest expenses due to the expansion of the Company and in the provision for loan losses.

Net Interest Income. The primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and Company borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities; spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities; and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities as well as levels of noninterest-bearing liabilities.

Net interest income for the years ended December 31, 2003, 2002 and 2001 was $27.8 million, $24.5 million and $19.6 million, respectively. The increase in fiscal year 2003 was $3.3 million, or 13.4%, and in 2002 was $4.9 million, or 25.2%. These increases primarily reflect an increase in average interest-earning assets, which grew $70.8 million, or 15.5%, in 2003 and $86.0 million, or 23.2%, in 2002. During these same periods, average interest-bearing liabilities increased $52.5 million, or 13.3%, and $75.3 million, or 23.5%, respectively.

The average yield on interest-earning assets was 6.98% for the year ended December 31, 2003 compared to 7.77% for the year ended December 31, 2002 and 8.99% for the year ended December 31, 2001. These changes are due primarily to fluctuating rates earned on loans and to a lesser degree the rates and volumes on other interest-earning assets. Average yield on loans decreased to 7.42% for the year ended December 31, 2003 from 8.12% for the year ended December 31, 2002. Average yield on loans was 9.23% for the year ended December 31, 2001.

The average yield on taxable investments decreased to 3.43% for the year ended December 31, 2003 compared to 5.24% and 6.03% for the years ended December 31, 2002 and December 31, 2001, respectively. The average fully tax-equivalent yield on non-taxable investments decreased to 6.20% for the year ended December 31, 2003 compared to 6.29% for the year ended December 31, 2002 and 6.27% for the year ended December 31, 2001.

The average yield on interest-bearing liabilities was 1.96% for the year ended December 31, 2003 compared to 2.70% and 4.20% for the years ended December 31, 2002 and 2001, respectively. This decrease was primarily due to the industry-wide decline in interest rates on all deposit types during 2003.

Net interest spread, which represents the difference between the yield on average interest-earning assets and the yield on average interest-bearing liabilities, was 5.02% for the year ended December 31, 2003 compared to 5.07% and 4.79% for the years ended December 31, 2002 and 2001, respectively. Net interest margin, which represents net interest income on a fully-taxable basis divided by average interest-earning assets, was 5.32% compared to 5.43% and 5.36%, respectively, for the same periods. The decreases in net interest spread and net interest margin in 2003 over 2002 were primarily due to the average yields on interest-earning assets decreasing more than average yields on interest-bearing liabilities.

The following table sets forth the amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately:

| | 2003 compared to 2002 | | | 2002 compared to 2001 | | |
|---|---|---|---|---|---|---|
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
| (Dollars in thousands) | Volume | Rate | Total | Volume | Rate | Total |
| Loans | $ 4,755 | $ (3,334) | $ 1,421 | $ 6,766 | $ (4,611) | $ 2,155 |
| Federal funds sold | 140 | (82) | 58 | 372 | (280) | 92 |
| Interest-earning cash | (37) | (140) | (177) | 235 | (45) | 190 |
| Securities[1] | 196 | (135) | 61 | (91) | (195) | (286) |
| Total interest income | 5,054 | (3,691) | 1,363 | 7,282 | (5,131) | 2,151 |
| Interest-bearing demand deposits | 670 | (1,368) | (698) | 950 | (1,501) | (551) |
| Savings accounts | 95 | (193) | (98) | 70 | (212) | (142) |
| CDs | 211 | (1,492) | (1,281) | 1,263 | (3,881) | (2,618) |
| Fed funds purchased | (89) | (1) | (90) | (147) | (71) | (218) |
| Trust preferred securities | 375 | (57) | 318 | — | 424 | 424 |
| Other borrowings | (162) | 107 | (55) | 325 | (1) | 324 |
| Total interest expense | $ 1,100 | $ (3,004) | $ (1,904) | $ 2,461 | $ (5,242) | $ (2,781) |

(1) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34%. These adjustments were $230,000, $254,000 and $268,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

**Provision For Loan Losses.** The allowance for loan losses is maintained at a level considered by management to be adequate to provide for possible loan losses based on management's assessment of various factors affecting the loan portfolio. These factors include the quality of the loan portfolio, problem loans, business conditions, loss experience, underlying collateral and the local economy. The Company's provision for loan losses for the years ended December 31, 2003, 2002 and 2001 totaled $3.2 million, $3.9 million and $2.8 million, respectively. The provision for loan losses was adjusted accordingly for the economic and credit quality trends in 2003, 2002 and 2001 and to keep pace with the loan growth and prospective losses inherent in the loan portfolio. During 2003, the allowance for loan losses increased by $602,000. The allowance represented 1.20% of loans and 147.09% of nonperforming loans at December 31, 2003. During 2002, the allowance for loan losses increased by $1.2 million. The allowance represented 1.26% of loans and 171.14% of nonperforming loans at December 31, 2002. During 2001, the allowance for loan losses increased by $1.6 million. The allowance represented 1.14% of loans and 205.73% of nonperforming loans at December 31, 2001. For the years ended December 31, 2003, 2002 and 2001, loan charge-offs, net of recoveries, amounted to $2.6 million, $2.7 million and $1.1 million, respectively.

Indirect loans may involve greater risk than other consumer loans, including direct automobile loans, due to the nature of third-party transactions. To mitigate these risks, the Company limits its indirect automobile loan purchases primarily to dealerships that are established and well known in their market areas and to applicants that are not classified as sub-prime. In addition, the Company has increased its oversight of the approval process and uses a loan grading system, which limits the risks inherent in dealer originated loans. Net loan charge-offs attributed to indirect dealer loans were $1.1 million, representing 1.05% of average indirect dealer loans during 2003, compared to $749,000, or 0.87% of average indirect dealer loans for 2002.

**Noninterest Income.** Noninterest income for the years ended December 31, 2003, 2002 and 2001 was $7.0 million, $4.6 million and $4.1 million, respectively, an increase of $2.43 million in 2003, and an increase of $503,000 in 2002. This increase was due to secondary market fees and the gain on sale of loans offset by the sale of the vacated North Whidbey branch property in the first quarter of 2002.

The Company began hedging mortgage interest rate risk for WFG real estate loans in the second quarter of 2003. At December 31, 2003, net loss on hedging activities was $67,000. The net loss is included in the gain on sale of loans.

**Noninterest Expense.** Noninterest expense for the years ended December 31, 2003, 2002 and 2001 was $22.9 million, $17.2 million and $14.7 million, respectively, which represents an increase of 32.9% in 2003, and an increase of 17.0% in 2002. The majority of these expenses reflect costs associated with the newly formed Washington Funding Group, the remodeling of two of the Company's branches and the increasing costs of doing business. This was primarily due to employee compensation, including a cost increase in employee benefits.

The table below sets forth additional detail concerning increases in the Company's noninterest expense for 2003 compared with 2002 and for 2002 compared with 2001:

| (Dollars in thousands) | Years Ended December 31 2003 | 2002 | 2001 | Change 2003 vs 2002 | Change 2002 vs 2001 |
|---|---|---|---|---|---|
| Salaries and benefits | $ 15,893 | $ 12,352 | $ 10,479 | $ 3,541 | $ 1,873 |
| Less: loan origination costs | (2,543) | (2,167) | (2,059) | (376) | (108) |
| Net salaries and benefits (as reported) | 13,350 | 10,185 | 8,420 | 3,165 | 1,765 |
| Occupancy expense | 3,765 | 2,920 | 2,718 | 845 | 202 |
| Office supplies and printing | 700 | 549 | 520 | 151 | 29 |
| Data processing | 464 | 440 | 334 | 24 | 106 |
| Consulting and professional fees | 520 | 280 | 270 | 240 | 10 |
| Other | 4,104 | 2,857 | 2,460 | 1,247 | 397 |
| Total noninterest expense | $ 22,903 | $ 17,231 | $ 14,722 | $ 5,672 | $ 2,509 |

**Income Tax.** For the years ended December 31, 2003, 2002 and 2001, the Company recorded income tax provisions of $2.7 million, $2.7 million and $1.9 million, respectively.

*Capital Expenditures and Commitments*

The Company had no material capital expenditures or commitments for the year ended December 31, 2003.

*Sources of Funds and Liquidity and Capital Resources*

**Changes in Cash Flow.** The net change in cash, as reported in the Statement of Cash Flows, decreased by $35.3 million for the year ended December 31, 2003. Some of the more significant inflows were from the net increase in deposits and the proceeds from the maturity of investments. Those cash inflows were partially offset by the cash outflows for loan originations, purchases of investment securities and purchases of premises and equipment.

Over the course of the year, loan principal payments contributed $161.9 million to the cash inflows. Net deposits increased $38.5 million and $13.2 million in investment securities matured during 2003.

Cash inflows were used mainly to fund loan originations, which amounted to $234.9 million for the year. In addition, $4.7 million was used to purchase premises and equipment and $19.4 million to purchase investment securities.

**Sources of Funds.** The Company's sources of funds are customer deposits, loan repayments, current earnings, cash and demand balances due from other banks, federal funds, short-term investments, investment securities available for sale and trust preferred securities. These funds are used for loan originations and deposit withdrawals, to satisfy other financial commitments and to support continuing operations. Management anticipates that the Bank will rely primarily upon customer deposits and investments to provide liquidity in 2004. The Company will mainly use such funds to make loans and to purchase securities, the majority of which are issued by federal, state and local governments. Additional funds are available through established Federal Home Loan Bank ("FHLB") lines of credit. At December 31, 2003 the Company had credit lines totaling $87.0 million, available to the Company provided certain standards related to creditworthiness have been met, of which $12.5 million was advanced in long-term borrowings and $5.0 million in short-term borrowings. Management is also investigating other appropriate funding sources to help finance banking operations and to maintain a favorable liquidity position and proper asset/liability mix.

**Capital and Capital Ratios.** The Company's shareholders' equity increased to $44.4 million at December 31, 2003 from $39.4 million at December 31, 2002 and from $35.0 million at December 31, 2001. The increase during 2003 and 2002 was from net income, proceeds from stock options exercised and stock option compensation, less a change in unrealized gain (loss) on securities and dividends. At December 31, 2003, shareholders' equity was 7.6% of total assets compared to 7.4% and 8.0% of total assets at December 31, 2002 and 2001, respectively. The decrease in this ratio in 2002 primarily resulted from significant asset growth during the year.

The Company (on a consolidated basis) and the Bank are subject to minimum capital requirements, under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity and trust preferred obligations, less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. The FDIC regulations set forth the qualifications necessary for a bank to be classified as "well capitalized," primarily for assignment of FDIC insurance premium rates. To qualify as "well capitalized," banks must have a total risk-adjusted capital ratio of at least 10%, a Tier I risk-adjusted capital ratio of at least 6%, and a leverage ratio of at least 5%. Failure to qualify as "well capitalized" can: (a) negatively impact a bank's ability to expand and to engage in certain activities, (b) cause an increase in FDIC insurance premium rates, and (c) impact a bank holding company's ability to utilize certain expedited filing procedures, among other things.

As the following table indicates, the Bank qualified as "well capitalized" at December 31, 2003:

| | December 31, 2003 | | |
|---|---|---|---|
| | Adequately-capitalized requirement | Well-capitalized requirement | Actual ratio |
| Total risk-based capital ratio | 8% | 10% | 11.69% |
| Tier 1 risk-based capital ratio | 4% | 6% | 10.56% |
| Leverage ratio | 4% | 5% | 9.89% |

There can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, unforeseen expenses or revenue shortfalls or otherwise.

In addition, applicable federal and Washington State regulations restrict capital distributions by institutions such as the Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to distributions. The Company's ability to pay cash dividends is substantially dependent upon receipt of dividends from the Bank.

**Deposits.** Total deposits were $501.5 million, $463.0 million and $367.2 million at December 31, 2003, 2002 and 2001, respectively. This represents an increase of 8.3% and 26.1% for the years ended December 31, 2003 and December 31, 2002, respectively. The Company has not accepted brokered deposits. It has made a concerted effort to attract deposits in the market area it serves through competitive pricing and delivery of quality service. Historically, the Company has been able to retain a considerable amount of its deposits as they mature.

The Company's deposits are expected to fluctuate according to the level of the Company's deposit market share, economic conditions and normal seasonal variations, among other things. Certificates of deposit are the only deposit group that have stated maturity dates. At December 31, 2003, the Company had $187.6 million in CDs of which approximately $119.5 million, or 63.7%, mature on or prior to December 31, 2004. Declining interest rate markets and uncertain economic conditions may cause some customers to choose to move funds into core deposit accounts or withdraw funds, rather than renew CDs as they mature. That notwithstanding, management anticipates that a substantial portion of outstanding CDs will renew upon maturity.

**Borrowings.** The Company relies upon advances from the FHLB to supplement funding needs. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the pledge of certain of its mortgage loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Under its current credit policies, the FHLB of Seattle generally limits advances to 15% of a member's assets, and overnight borrowings may not exceed 5% of the institution's assets. The FHLB of Seattle determines specific lines of credit for each member institution.

At December 31, 2003 the Company had a line of credit with the FHLB of $87.0 million, of which $12.5 million was advanced in long-term borrowings and $5.0 million in short-term borrowings. At December 31, 2002 the Company had a line of credit with the FHLB of $80.2 million, of which $15.0 million was advanced in long-term borrowings. The Company also had unused lines of credit with correspondent banks in the amount of $14.0 million at December 31, 2003. The Company expects to continue to use these sources to supplement its funding as management and the board of directors deem appropriate.

**Contractual Obligations and Commitments.** The Company's deposits totaled $501.5 million at December 31, 2003.

At December 31, 2003, the Company's obligations related to debt totaled $17.5 million. The weighted average interest rate on the long-term debt was 4.13%.

The Company's operating leases consisted of leases for office spaces.

Trust preferred securities have a 30-year maturity, callable after the fifth year by Washington Banking Company. The rate adjusts quarterly based on LIBOR (London Inter Bank Offered Rate) plus 3.65%. On December 31, 2003 the rate was 4.80%.

The following table summarizes the contractual obligations of the Company:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Total | Within 1 year | 1-3 years | 3-5 years | Over 5 years |
| Deposits | $ 501,497 | $ 433,469 | $ 16,775 | $ 51,253 | $ — |
| Debt | 17,500 | 12,500 | 5,000 | — | — |
| Fixed interest on debt[1] | 448 | 379 | 69 | — | — |
| Operating leases | 1,971 | 319 | 457 | 267 | 928 |
| Trust preferred securities | 15,000 | — | — | — | 15,000 |
| Total | $ 536,416 | $ 446,667 | $ 22,301 | $ 51,520 | $ 15,928 |

[1] Amount excludes interest expense on adjustable rate debt.

**Off-Balance Sheet Commitments.** Standby letters of credit, commercial letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party or payment by a customer to a third party. Those guarantees are primarily issued in international trade or to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting those commitments, for which collateral is deemed necessary, generally amounts to one hundred percent of the commitment amount at December 31,

2003. The Company routinely charges a fee for these credit facilities. The Company has not been required to perform on any financial guarantees.

The following table summarizes the Company's commitments to extend credit:

| (Dollars in thousands) | December 31, 2003 |
|---|---|
| Loan commitments | |
| Fixed rate | $20,791 |
| Variable rate | 79,642 |
| Standby letters of credit | 237 |

**Investments.** The Company's total investment securities increased by $6.0 million in 2003 from 2002 and increased by $1.8 million in 2002 compared to 2001. The investment portfolio consists of government agency securities, pass-through securities, municipal securities, FHLB stock, preferred stock and corporate obligations. Municipal securities represented 48.9%, or $14.7 million, of the Company's investment portfolio at December 31, 2003 as compared to 55.3%, or $14.6 million, at December 31, 2002 and 66.7%, or $16.4 million, at December 31, 2001. The Company has purchased nonrated municipal obligations of local and surrounding areas. Approximately 10.2% at December 31, 2003, 12.3% at December 31, 2002 and 13.5% at December 31, 2001 of the Company's municipal securities were rated below "A," or its equivalent, or unrated. Investments in corporate obligations were $1.0 million, or 3.3% of the Company's investment portfolio, at December 31, 2003, $0.5 million, or 1.9% of the investment portfolio, at December 31, 2002 and $3.0 million, or 12.3% of the investment portfolio, at December 31, 2001. At December 31, 2003 and 2002, 100% of corporate obligations held by the Company were rated "A," or its equivalent, or better. In 2001 83.3% of corporate obligations held by the Company were rated "A," or its equivalent, or better. The average maturity of the securities portfolio was approximately 4.1 years, 3.8 years and 3.8 years as of December 31, 2003, 2002 and 2001, respectively. No single investment exceeds 10% of shareholders' equity.

The following table summarizes the amortized cost, market value and recorded value of securities in the Company's portfolio by contractual maturity groups:

| | December 31, 2003 | | |
|---|---|---|---|
| (Dollars in thousands) | Amortized cost | Market value | Recorded value |
| **Amounts maturing:** | | | |
| Within one year | $ 2,772 | $ 2,825 | $ 2,777 |
| One to five years | 20,115 | 20,621 | 20,034 |
| Six to ten years | 6,833 | 7,080 | 6,851 |
| Over ten years | 504 | 504 | 504 |
| Total | $ 30,224 | $ 31,030 | $ 30,166 |

The following table provides the carrying values, maturities and weighted average yields of the Company's investment portfolio:

| | December 31, 2003 | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Within 1 year | 1-5 years | 6-10 years | Over 10 years | Total |
| U.S. government agency securities | | | | | |
| Balance | $ 511 | $ 11,004 | $ 1,971 | $ — | $ 13,486 |
| Weighted average yield | 3.72% | 2.40% | 4.50% | — | 2.76% |
| Pass-through securities | | | | | |
| Balance | — | — | 428 | — | 428 |
| Weighted average yield | — | — | 5.30% | — | 5.30% |
| Corporate obligations and other | | | | | |
| Balance | — | 1,003 | — | — | 1,003 |
| Weighted average yield | — | 2.94% | — | — | 2.94% |
| Preferred stock | | | | | |
| Balance | — | — | — | 504 | 504 |
| Weighted average yield | — | — | — | 5.38% | 5.38% |
| State and political subdivisions | | | | | |
| Balance | 2,266 | 8,027 | 4,452 | — | 14,745 |
| Weighted average yield | 4.43% | 4.60% | 4.25% | — | 4.47% |
| Total balance | $ 2,777 | $ 20,034 | $ 6,851 | $ 504 | $ 30,166 |
| Weighted average yield | 4.30% | 3.31% | 4.39% | 5.38% | 3.68% |

The Company does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account.

The Company owned $2.3 million of FHLB stock at December 31, 2003. Amounts in excess of the required minimum for FHLB membership may be redeemed at par upon a five-year prior written notice. At December 31, 2003, the Company was required to maintain an investment in the stock of FHLB of Seattle of $1.2 million.

At December 31, 2003, there were no securities of any issuer (other than U.S. government agencies) that exceeded 10% of the Company's shareholders' equity.

Held-to-Maturity Investment Securities. Investment securities designated as held-to-maturity are those securities that the Company has the ability and the intent to hold to maturity. Events that may be reasonably anticipated are considered when determining the Company's intent to hold investment securities for the foreseeable future. Investment securities designated as held-to-maturity are carried at cost, adjusted for amortization for premiums and accretions of discounts. At December 31, 2003, the investment portfolio consisted of 48.9% held-to-maturity investments at carrying value.

The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting market value of held-to-maturity securities as of December 31, 2003, 2002 and 2001:

| (Dollars in thousands) | Amortized cost | Gross unrealized gains | Gross unrealized losses less than 12 months | Gross unrealized losses greater than 12 months | Market value |
|---|---|---|---|---|---|
| *December 31, 2003:* | | | | | |
| State and political subdivisions | $ 14,745 | $ 864 | $ — | $ — | $ 15,609 |
| Total | $ 14,745 | $ 864 | $ — | $ — | $ 15,609 |
| *December 31, 2002:* | | | | | |
| State and political subdivisions | $ 14,573 | $ 895 | $ — | $ — | $ 15,468 |
| Corporate obligations | 500 | 8 | — | — | 508 |
| Total | $ 15,073 | $ 903 | $ — | $ — | $ 15,976 |
| *December 31, 2001:* | | | | | |
| State and political subdivisions | $ 16,396 | $ 449 | $ — | $ (7) | $ 16,838 |
| Corporate obligations | 2,005 | 32 | — | — | 2,037 |
| Total | $ 18,401 | $ 481 | $ — | $ (7) | $ 18,875 |

Available-for-Sale Investment Securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available-for-sale and carried at fair market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. At December 31, 2003, the investment portfolio consisted of 51.1% available-for-sale securities at carrying value. Management expects in the future that available-for-sale securities will increase as a percent of total investment securities at carrying value.

The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities available for sale as of December 31, 2003, 2002 and 2001:

| (Dollars in thousands) | Amortized cost | Gross unrealized gains | Gross unrealized losses less than 12 months | Gross unrealized losses greater than 12 months | Market value |
|---|---|---|---|---|---|
| *December 31, 2003:* | | | | | |
| U.S. government agency | $ 13,561 | $ 21 | $ — | $ (96) | $ 13,486 |
| Pass-through securities | 416 | 12 | — | — | 428 |
| Corporate obligations | 998 | 5 | — | — | 1,003 |
| Preferred stock | 504 | — | — | — | 504 |
| Total | $ 15,479 | $ 38 | $ — | $ (96) | $ 15,421 |
| *December 31, 2002:* | | | | | |
| U.S. government agency | $ 6,058 | $ 55 | $ — | $ (2) | $ 6,111 |
| Pass-through securities | 1,231 | 2 | — | — | 1,233 |
| CMO securities | 1,242 | 12 | — | — | 1,254 |
| Preferred stock | 504 | — | — | — | 504 |
| Total | $ 9,035 | $ 69 | $ — | $ (2) | $ 9,102 |
| *December 31, 2001:* | | | | | |
| U.S. government agency | $ 3,038 | $ 90 | $ — | $ — | $ 3,128 |
| Corporate obligations | 1,000 | 17 | — | — | 1,017 |
| Total | $ 4,038 | $ 107 | $ — | $ — | $ 4,145 |

### *Impact of Inflation and Changing Prices*

The primary impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

*Asset/Liability Management*

The Company's results of operations depend substantially on its net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the marketplace.

The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company's earnings from undue interest rate risk that arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analyses: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company's policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, municipal securities, FHLB stock and corporate obligations. The securities portfolio contributes to the Company's profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of the Company with regard to proper management of its asset/liability program, the Company's management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

*Significant Accounting Policies*

See Part II, Item 8. Note 1(d) of "Notes to Consolidated Financial Statements."

*Anticipated Future Performance*

Future events are difficult to predict, and the expectations of management are necessarily subject to uncertainty and risk that may cause actual results to differ materially from those stated here. In making the following statements, management has made a number of assumptions including that: (1) the interest rate environment will remain flat through 2004, (2) the local economy will continue on a slow but steady course of improvement, and (3) residential real estate loan volumes will decline from 2003.

WBCO expects to continue its growth strategy and expand its presence in the Pacific Northwest. The Company's commitment to maintaining asset quality, improving operating efficiency, being attentive to customer satisfaction and maximizing shareholder value remains strong. WBCO has identified long-term performance measurement targets. Those targets include a return on equity in excess of 18%, an efficiency ratio in the mid-50% range, earnings per share growth of at least 10% per year, and dividend payouts of at least 8% annually. Management does not expect to attain these targets in the short-term, but rather measures its business plan progression against these long-term goals.

Management anticipates that 2004 performance will be affected by a number of factors. A primary consideration, and one that is subject to uncertainty, is the stability of the economy. During 2003, the market area in which the Company operates began to undergo a slow but steady economic recovery. In management's opinion, the Company is beginning to experience a cautious transition, from that of heavy mortgage loan volumes into a period of increasing commercial lending activity. In light of this transition and an expected increase in competition for loans, management believes that the Company will achieve loan growth in the range of 10%-15% for the year 2004.

The Company is projecting a modest increase in deposits of about 5% for 2004. If deposit rate repricing is required to maintain deposits or should rates increase more than expected, the net interest margin could be negatively impacted due to the Company's current position of being slightly liability sensitive. Other unexpected changes, such as significant changes in the economy, substantial credit deterioration, or depositors moving sizeable amounts of their funds back into the stock market, could also affect the anticipated performance of the Company.

Residential real estate loan volumes are expected to decline from the high volumes recently experienced, and generate less fee income. Management expects that its new wholesale lending subsidiary, WFG, will continue to have a negative impact on the Company's earnings early this year, but expects WFG to contribute to earnings during 2004. If this expectation is not realized, management will seriously consider a restructure of WFG. In addition to continuing to focus on expense reduction measures, WFG is diversifying and expanding its product lines and offering online services to brokers.

Management believes that the Company will have ample opportunities to be successful. The Bank has a large portion of market share in Island County, which is where the Company was founded and has an established identity and reputation within the community. Management believes there are significant opportunities to gain a larger share of the market in the other three counties where the branches are still relatively young and not as well known. Given these opportunities and the preceding assumptions and considerations, management expects to grow earnings 6%-12% over 2003. Opportunities will be pursued while applying credit discipline and deliberate analysis to ensure quality growth.

Readers should not construe these statements as assurances of future performance, and should note that management does not plan to update these projections as the year progresses.

## Item 7a. Quantitative and Qualitative Disclosures about Market Risk

*Market Risk*

The Company is exposed to interest rate risk. Interest rate risk is the risk that financial performance will decline over time due to changes in prevailing interest rates and resulting yields on interest-earning assets and costs of interest-bearing liabilities. Generally, there are four sources of interest rate risk as described below:

**Repricing Risk.** Generally, repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes affect an institution's assets and liabilities.

**Basis Risk.** Basis risk is the risk of adverse consequences resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

**Yield Curve Risk.** Yield curve risk is the risk of adverse consequences resulting from unequal changes in the spread between two or more rates for different maturities for the same instrument.

**Option Risk.** In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals, and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity of the timing of cash flows.

The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The guidelines direct management to assess the impact of changes in interest rates upon both earnings and capital. The guidelines further provide that in the event of an increase in interest rate risk beyond preestablished limits, management will consider steps to reduce interest rate risk to acceptable levels.

In April 2003, the Company began using hedging practices for third party originated real estate loans through WFG. Hedging is a tool often used in the mortgage industry to minimize the interest rate risk and maximize the yield on secondary market loan production. The Company established hedging guidelines for managing the interest rate risk and hired staff for WFG who had experience with mortgage hedging practices. Additionally, the Company uses a third party risk management service for loan tracking and for providing hedging activities. The Company does not speculate on the direction of interest rates and the Company's risk management activities are designed to mitigate the effects of interest rate volatility on the economic value of the organization.

A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the income simulation model as of December 31, 2003, the Company would expect a decrease in net interest income of $364,000 if interest rates increase from current rates by 100 basis points and an increase in net interest income of $268,000 if interest rates decrease from current rates by 100 basis points.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at December 31, 2003. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. The amounts shown below could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition:

| (Dollars in thousands) | 0–3 months | 4–12 months | 1–5 years | Over 5 years | Total |
|---|---|---|---|---|---|
| Interest-earning assets: | | | | | |
| Interest-earning deposits | $ 356 | $ — | $ — | $ — | $ 356 |
| Federal funds sold | 4,795 | — | — | — | 4,795 |
| Investment securities | 160 | 2,617 | 20,034 | 7,355 | 30,166 |
| FHLB stock | 2,280 | — | — | — | 2,280 |
| Loans | 42,598 | 59,449 | 142,330 | 263,373 | 507,750 |
| Total interest-earning assets | $ 50,189 | $ 62,066 | $ 162,364 | $ 270,728 | $ 545,347 |
| Percent of interest-earning assets | 9.20% | 11.38% | 29.77% | 49.64% | 100.00% |
| Interest-bearing liabilities: | | | | | |
| Interest-bearing demand deposits | $ 46,025 | $ — | $ — | $ — | $ 46,025 |
| Money market deposits | 149,940 | — | — | — | 149,940 |
| Savings deposits | 42,215 | — | — | — | 42,215 |
| CDs | 45,716 | 73,817 | 68,028 | — | 187,561 |
| Federal funds borrowed | 5,000 | — | — | — | 5,000 |
| Trust preferred securities | — | — | — | 15,000 | 15,000 |
| Other borrowed funds | — | 7,500 | 5,000 | — | 12,500 |
| Total interest-bearing liabilities | $ 288,896 | $ 81,317 | $ 73,028 | $ 15,000 | $ 458,241 |
| Percent of interest-bearing liabilities | 63.04% | 17.75% | 15.94% | 3.27% | 100.00% |
| Interest sensitivity gap | $ (238,707) | $ (19,251) | $ 89,336 | $ 255,728 | $ 87,106 |
| Interest sensitivity gap, as a percentage of total assets | (41.03%) | (3.31%) | 15.36% | 43.96% | |
| Cumulative interest sensitivity gap | $ (238,707) | $ (257,958) | $ (168,622) | $ 87,106 | |
| Cumulative interest sensitivity gap, as a percentage of total assets | (41.03%) | (44.34%) | (28.99%) | 14.97% | |

The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, the Company is liability sensitive 0-12 months and asset sensitive thereafter. Thus, the table indicates that in an environment of increasing interest rates, the net interest income of the Company would be adversely affected and in a declining interest rate environment, the Company's net interest income would be favorably affected. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that interest-bearing demand accounts, money market accounts and savings accounts are immediately sensitive to movements in rates, the Company expects that in a changing rate environment, the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets, which are considered to be immediately sensitive. Additionally, certain assets have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, the Company places primary emphasis on its income simulation model when managing its exposure to changes in interest rates.

### *Bond and Debt Obligations Risk*

Other market driven prices that affect the Company's market risk are primarily prices in the markets for governmental bonds and corporate debt. Changes in market risk perceptions and risk tolerance can contribute to changes in prices of such securities affecting the Company's capital and liquidity, and indirectly affecting earnings if market changes constrict portfolio management alternatives available to the Company or contribute to circumstances affecting the potential impairment of a security. The Company monitors the prices of its investment securities at least once a month. The Company manages this risk primarily by setting portfolio limits, including limits by issuer, by industry, by security type, and for the overall size of its governmental bonds and corporate debt portfolios.

MOSS ADAMS LLP

*Certified Public Accountants*

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Washington Banking Company

We have audited the accompanying consolidated statement of financial condition of Washington Banking Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Banking Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Bellingham, Washington
January 23, 2004

## Independent Auditor's Report

The Board of Directors and Shareholders
Washington Banking Company:

We have audited the accompanying consolidated statements of income, shareholders' equity, comprehensive income, and cash flows of Washington Banking Company and subsidiary for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Washington Banking Company and subsidiary for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Seattle, Washington
January 25, 2002

WASHINGTON BANKING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Financial Condition
December 31, 2003 and 2002
(Dollars in thousands, except per share data)

| Assets | 2003 | 2002 |
|---|---|---|
| Cash and due from banks | $ 15,454 | $ 20,882 |
| ($1,138 and $1,316, respectively, are restricted) | | |
| Interest-earning deposits | 356 | 12,005 |
| Federal funds sold | 4,795 | 23,000 |
| Total cash, restricted cash, and cash equivalents | 20,605 | 55,887 |
| Investment securities available for sale | 15,421 | 9,102 |
| Investment securities held to maturity | 14,745 | 15,073 |
| Total investment securities | 30,166 | 24,175 |
| Federal Home Loan Bank stock | 2,280 | 2,158 |
| Loans held for sale | 8,251 | 6,629 |
| Loans receivable | 499,919 | 430,074 |
| Allowance for loan losses | (6,116) | (5,514) |
| Total loans, net | 502,054 | 431,189 |
| Premises and equipment, net | 19,814 | 16,750 |
| Other real estate owned | 504 | 592 |
| Deferred tax assets | 1,659 | 1,207 |
| Other assets | 4,659 | 3,454 |
| Total assets | $ 581,741 | $ 535,412 |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities: | | |
| Deposits | | |
| Noninterest-bearing | $ 75,756 | $ 61,647 |
| Interest-bearing | 425,741 | 401,348 |
| Total deposits | 501,497 | 462,995 |
| Fed funds purchased | 5,000 | — |
| Other borrowed funds | 12,500 | 15,000 |
| Trust preferred securities | 15,000 | 15,000 |
| Other liabilities | 3,384 | 2,985 |
| Total liabilities | 537,381 | 495,980 |
| Commitments and contingencies | — | — |
| Shareholders' equity: | | |
| Preferred stock, no par value. Authorized 20,000 shares: no shares issued or outstanding | — | — |
| Common stock, no par value. Authorized 10,000,000 shares: issued and outstanding 5,357,880 and 4,541,123 shares in 2003 and 2002, respectively | 31,125 | 21,025 |
| Retained earnings | 13,273 | 18,363 |
| Accumulated other comprehensive income, net | (38) | 44 |
| Total shareholders' equity | 44,360 | 39,432 |
| Total liabilities and shareholders' equity | $ 581,741 | $ 535,412 |

See accompanying notes to consolidated financial statements.

WASHINGTON BANKING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans | $ 35,218 | $ 33,797 | $ 31,642 |
| Interest on taxable investment securities | 324 | 291 | 446 |
| Interest on tax-exempt investment securities | 675 | 745 | 787 |
| Other | 381 | 378 | 171 |
| Total interest income | 36,598 | 35,211 | 33,046 |
| Interest expense: | | | |
| Interest on deposits | 7,414 | 9,491 | 12,802 |
| Interest on borrowings | 612 | 757 | 651 |
| Interest on trust preferred securities | 742 | 424 | — |
| Total interest expense | 8,768 | 10,672 | 13,453 |
| Net interest income | 27,830 | 24,539 | 19,593 |
| Provision for loan losses | (3,200) | (3,866) | (2,780) |
| Net interest income after provision for loan losses | 24,630 | 20,673 | 16,813 |
| Noninterest income: | | | |
| Service charges on deposits | 2,127 | 1,801 | 1,707 |
| Gain on sale of loans | 3,640 | 1,201 | 1,058 |
| Secondary market loan fees | 241 | 204 | 179 |
| Gain on sale of assets | — | 449 | 314 |
| ATM income | 446 | 364 | 268 |
| Other | 515 | 595 | 585 |
| Total noninterest income | 6,969 | 4,614 | 4,111 |
| Noninterest expense: | | | |
| Salaries and benefits | 13,350 | 10,185 | 8,420 |
| Occupancy expense | 3,765 | 2,920 | 2,718 |
| Office supplies and printing | 700 | 549 | 520 |
| Data processing | 464 | 440 | 334 |
| Consulting and professional fees | 520 | 280 | 270 |
| Other | 4,104 | 2,857 | 2,460 |
| Total noninterest expense | 22,903 | 17,231 | 14,722 |
| Income before income taxes | 8,696 | 8,056 | 6,202 |
| Provision for income taxes | (2,729) | (2,719) | (1,918) |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 |
| Net income per share, basic | $ 1.12 | $ 1.04 | $ 0.84 |
| Net income per share, diluted | $ 1.08 | $ 0.98 | $ 0.80 |
| Average number of shares outstanding, basic | 5,341,461 | 5,153,317 | 5,120,352 |
| Average number of shares outstanding, diluted | 5,548,681 | 5,441,462 | 5,362,654 |

See accompanying notes to consolidated financial statements.

WASHINGTON BANKING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2003, 2002 and 2001
(Dollars and shares in thousands, except per share data)

| | Common stock | | Retained earnings | Accumulated other comprehensive income (loss), net | Total shareholders' equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2000 | 4,033 | $ 16,058 | $ 15,470 | $ (27) | $ 31,501 |
| Net income | — | — | 4,284 | — | 4,284 |
| Net change in unrealized gain (loss) on securities available for sale | — | — | — | 98 | 98 |
| Cash dividend, $0.19 per share | — | — | (972) | — | (972) |
| Stock options exercised | 22 | 66 | — | — | 66 |
| Balance at December 31, 2001 | 4,055 | 16,124 | 18,782 | 71 | 34,977 |
| Net income | — | — | 5,337 | — | 5,337 |
| Net change in unrealized gain (loss) on securities available for sale | — | — | — | (27) | (27) |
| Cash dividend, $0.21 per share | — | — | (1,087) | — | (1,087) |
| Stock option compensation | — | 14 | — | — | 14 |
| Stock options exercised | 78 | 218 | — | — | 218 |
| 10% stock dividend | 408 | 4,669 | (4,669) | — | — |
| Balance at December 31, 2002 | 4,541 | 21,025 | 18,363 | 44 | 39,432 |
| Net income | — | — | 5,967 | — | 5,967 |
| Net change in unrealized gain (loss) on securities available for sale | — | — | — | (82) | (82) |
| Cash dividend, $0.24 per share | — | — | (1,303) | — | (1,303) |
| Stock option compensation | — | 23 | — | — | 23 |
| Stock options exercised | 118 | 323 | — | — | 323 |
| 15% stock dividend[1] | 699 | 9,754 | (9,754) | — | — |
| Balance at December 31, 2003 | 5,358 | $ 31,125 | $ 13,273 | $ (38) | $ 44,360 |

[1] See Note 10 of "Notes to Consolidated Financial Statements."
See accompanying notes to consolidated financial statements.

WASHINGTON BANKING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

| | For the Years Ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Comprehensive Income: | | | |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 |
| Increase (decrease) in unrealized gain on securities available for sale, net of tax of $43, $14 and $(50), respectively | (82) | (27) | 98 |
| Comprehensive income | $ 5,885 | $ 5,310 | $ 4,382 |

See accompanying notes to consolidated financial statements.

WASHINGTON BANKING COMPANY
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002 and 2001
(Dollars in thousands)

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Federal Home Loan Bank stock dividends | (122) | (129) | (73) |
| Deferred income tax benefit | (409) | (388) | (484) |
| Amortization (accretion) of investment premiums, net | 11 | (40) | 33 |
| Provision for loan losses | 3,200 | 3,866 | 2,780 |
| Net increase in loans held for sale | (1,622) | (3,915) | (2,714) |
| Depreciation of premises and equipment | 1,610 | 1,290 | 1,226 |
| Net (gain) loss on sale of premises and equipment | 6 | (448) | (271) |
| Net (gain) loss on sale of other real estate owned | (19) | 5 | (50) |
| Net increase in other assets | (1,205) | (238) | (178) |
| Net (decrease) increase in other liabilities | 399 | (49) | 534 |
| Stock option compensation | 23 | 14 | — |
| Net cash provided by operating activities | 7,839 | 5,305 | 5,087 |
| Cash flows from investing activities: | | | |
| Purchases of investment securities available for sale | (17,500) | (7,949) | — |
| Maturities/calls of investment securities available for sale | 9,040 | 2,500 | 2,000 |
| Principal payments on mortgage-backed securities available for sale | 2,013 | 516 | — |
| Purchases of investment securities held to maturity | (1,870) | — | — |
| Maturities/calls of investment securities held to maturity | 2,190 | 3,310 | 2,055 |
| Purchases of Federal Home Loan Bank stock | — | — | (1,112) |
| Net increase in loans | (73,000) | (58,133) | (73,470) |
| Purchases of premises and equipment | (4,680) | (2,705) | (3,372) |
| Proceeds from the sale of premises and equipment | — | 760 | 500 |
| Purchases of other real estate owned | — | — | (175) |
| Proceeds from the sale of real estate owned | 664 | 67 | 80 |
| Net cash used in investing activities | (83,143) | (61,634) | (73,494) |
| Cash flows from financing activities: | | | |
| Net increase in deposits | 38,502 | 95,820 | 49,399 |
| Net decrease in federal funds purchased | 5,000 | — | — |
| Net increase (decrease) in other borrowed funds | (2,500) | (17,500) | 22,500 |
| Proceeds from trust preferred securities | — | 15,000 | — |
| Dividends paid on common stock | (1,303) | (1,087) | (972) |
| Proceeds from stock options exercised | 323 | 218 | 66 |
| Repurchase of common stock | — | — | — |
| Net cash provided by financing activities | 40,022 | 92,451 | 70,993 |
| Net (decrease) increase in cash and cash equivalents | (35,282) | 36,122 | 2,586 |
| Cash and cash equivalents at beginning of period | 55,887 | 19,765 | 17,179 |
| Cash and cash equivalents at end of period | $ 20,605 | $ 55,887 | $ 19,765 |
| Supplemental information: | | | |
| Loans foreclosed and transferred to real estate owned | $ 557 | $ 191 | $ 204 |
| Loans made on bank-owned property sold | 94 | 568 | 340 |
| Cash paid for interest | 8,959 | 10,709 | 13,841 |
| Cash paid for taxes | 2,960 | 3,491 | 2,250 |
| Transfer of investments from held to maturity to available for sale | — | — | 1,000 |

See accompanying notes to consolidated financial statements.

*(Dollars in thousands, except per share data)*

## (1) Description of Business and Summary of Significant Accounting Policies

### (a) Description of Business

Washington Banking Company ("WBCO") is a registered bank holding company formed on April 30, 1996. At December 31, 2003, WBCO had three wholly-owned subsidiaries – Whidbey Island Bank ("WIB" or the "Bank"), the Company's principal subsidiary; Washington Banking Capital Trust I (the "Trust"); and Washington Funding Group, Inc. ("WFG"). The business of the Bank, which is focused in the northern area of Western Washington, consists primarily of attracting deposits from the general public and originating loans. During the 1990s, the region experienced strong population growth and economic diversification. The region's economy has evolved from one that was once heavily dependent upon forestry, fishing and farming to an economy with a much more diverse blend of industries including retail trade, services, manufacturing, tourism and a large military base presence. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area.

The Trust, the second subsidiary of WBCO, was formed in June 2002 for the exclusive purpose of issuing trust preferred securities and common securities and using the $15,000 in proceeds from the issuance to acquire junior subordinated debentures issued by WBCO.

WFG, the third subsidiary of WBCO, was formed in January 2003 for the purpose of expanding the Bank's current wholesale mortgage real estate lending platform. In addition to an existing office in Burlington, Washington, WFG opened offices in Bend, Coos Bay and Clackamas (Portland area), Oregon during the first quarter of 2003. WFG underwrites loans originated by mortgage brokers primarily in the Washington, Oregon and Idaho markets, and then sells a large majority of them to secondary market investors, including Freddie Mac and Fannie Mae.

### (b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of WBCO and its subsidiaries. The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

### (c) Segments

Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosure about Segments of an Enterprise and Related Information,* the Company has evaluated the requirements of this standard and have identified two reportable segments: Whidbey Island Bank and Washington Funding Group, Inc., both wholly-owned subsidiaries of Washington Banking Company. Disclosures required by this standard are included in Note 16.

### (d) Recent Financial Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was replaced by FASB Interpretation No. 46R ("FIN 46R") in December 2003. FIN 46R becomes effective in the first quarter of 2004 and defines a variable interest entity ("VIE") as a corporation, partnership, trust, or any other legal structure used for the business purpose that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. This interpretation will require a VIE to be consolidated or deconsolidated by a company generally based on the risk of loss or return. Most of the original provisions of Interpretation No. 46 have been delayed

*(Dollars in thousands, except per share data)*

until March 31, 2004 through the issuance of FIN 46R. The Company has VIE's in the form of trusts set up to issue trust preferred securities and accordingly, the implementation of FIN 46R is expected to require the deconsolidation of the Trust. The Company expects to adopt FIN 46R in the first quarter of 2004 and does not expect its application to have a significant impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement is effective for contracts entered into or modified after and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on the Company's financial statements.

(e) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks, interest-earning deposits and federal funds sold.

(f) Federal Home Loan Bank Stock

The Company's investment in FHLB stock is carried at par value, which approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2003, the Company's minimum required investment was approximately $1,220. The Company may request redemption at par value of any stock in excess of the minimum required investment upon five years prior written notice; however, the FHLB of Seattle, in its sole discretion, can repurchase excess stock at any time prior to the expiration of the redemption period.

(g) Investment Securities

Investment securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available for sale are carried at market value, and unrealized gains and losses (net of related tax effects) are excluded from net income but are included as a separate component of comprehensive income. Upon realization, such gains and losses will be included in net income using the specific identification method.

Investment securities held to maturity are comprised of debt securities for which the Company has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method over the estimated lives of the securities.

Management determines the appropriate classification of investment securities at the purchase date. During the first quarter of 2001, the Company transferred $1,000 of securities from held to maturity to available for

*(Dollars in thousands, except per share data)*

sale in conjunction with the adoption of FASB Statement 133 "Accounting for Derivatives and Hedging Activities."

(h) Risk Management Activities, Derivatives, and Hedging Activities

One of the risks facing the Company is interest rate risk associated with its mortgage loans held-for-sale and mortgage loan commitments. Under certain circumstances, the Company undertakes to limit interest rate risk and its effect on the fair value of related assets through a hedging program. This program is administered pursuant to Company policies and procedures and involve personnel within the organization as well as external expertise and systems necessary to manage the programs. The Company does not speculate on the direction of interest rates and the Company's risk management activities are designed to mitigate the effects of interest rate volatility on the economic value of the organization.

Accounting guidance for programs of this type is principally provided by Statement of Financial Accounting Standards No. 133 (SFAS 133) *Accounting for Derivative Instruments and Hedging Activities.* This standard provides the requirements that must be met in order to qualify risk management activities using derivatives for hedge accounting treatment. Hedge accounting treatment results in favorable accounting outcomes in certain rate environments and helps companies using these tools to avoid unwanted financial effects from exposure to unfavorable interest rate risk outcomes. SFAS 133 is a very rigorous and exacting standard that requires strict compliance to gain the benefits of hedge accounting. Some of its requirements include timely establishment of risk management policies, identification of risks, and hedged items to be covered with hedging instruments, establishment of high-correlation expectations concerning effectiveness of the hedging plan, subsequent verification of actual hedging effectiveness and detailed accounting for application of results and financial reporting. Pursuant to SFAS 133, companies involved in derivative contracts must record the fair value of those arrangements regardless of whether the requirements of SFAS 133 have been met to enable the use of hedge accounting.

During 2003, the Company maintained a risk management program designed to hedge interest rate risk exposure to its mortgage loan commitments and unsold mortgage loans held-for-sale. The Company uses forward sales of certain mortgage backed securities as well as makes mandatory delivery commitments for hedging instruments under this program. Pursuant to SFAS 133, these contracts are valued and recognized at their estimated fair value in the accompanying financial statements. The Company did not plan to conform this program to the requirements of SFAS 133 to qualify for hedge accounting treatment as the estimated benefits from applying hedge accounting would not be expected to be significant.

(i) Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

(j) Loans Receivable, Net

Loans receivable, net, are stated at the unpaid principal balance, net of: premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

Interest on loans is calculated using the simple interest method based on the daily balance of the principal amount outstanding and is credited to income as earned.

Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally, loans past due 90 days or more).

A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due as scheduled according to the original terms of the agreement.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

Interest income previously accrued on nonaccrual and impaired loans, but not yet received, is reversed in the period the loan is placed on nonaccrual status. Payments received are generally applied to principal. However, based on management's assessment of the ultimate collectibility of an impaired or nonaccrual loan, interest income may be recognized on a cash basis. Nonaccrual loans are returned to an accrual status when management determines the circumstances have improved to the extent that there has been a sustained period of repayment performance and both principal and interest are deemed collectible.

Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized in interest income using the interest method over the estimated life of the individual loans, adjusted for actual prepayments.

(k) Allowance for Loan Losses

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analyses, and current economic and market conditions. In the opinion of management, the allowance is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio.

While management uses available information to recognize losses on these loans, future additions to the allowance may be necessary based on changes in economic conditions, changes in the full collectibility of specific loans or changes affecting the adequacy of the allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

(l) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 15 to 25 years; furniture, fixtures and equipment, 3 to 7 years; and leasehold improvements, lesser of useful life or life of the lease.

(m) Other Real Estate Owned

Other real estate owned includes properties acquired through foreclosure. These properties are recorded at the lower of cost or estimated fair value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to other real estate owned, these assets continue to be recorded at the lower of cost or fair value (less estimated cost to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. However, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses or expenses recognized on the sale of these properties are included in noninterest income or expense.

*(Dollars in thousands, except per share data)*

(n) Federal Income Taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(o) Stock-Based Compensation

The Company recognizes the financial effects of stock-based employee compensation based on the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 (FIN "44"), "Accounting for Certain Transactions Involving Stock Compensation". Generally, stock options are issued at a price equal to the fair value of the Bank's stock as of the grant date. Under APB 25, options issued in this manner do not result in the recognition of employee compensation in the Bank's financial statements. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement 123, "Accounting for Stock-Based Compensation," to stock based employee compensation.

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Net income, as reported | $ 5,967 | $ 5,337 | $ 4,284 |
| Stock compensation recognized | 23 | 14 | — |
| Additional compensation for fair value of stock options | (88) | (58) | (32) |
| Pro forma net income | $ 5,902 | $ 5,293 | $ 4,252 |
| Basic earnings per share: | | | |
| As reported | $ 1.12 | $ 1.04 | $ 0.84 |
| Pro forma | 1.10 | 1.03 | 0.83 |
| Diluted earnings per share: | | | |
| As reported | 1.08 | 0.98 | 0.80 |
| Pro forma | 1.06 | 0.97 | 0.79 |

The remaining unrecognized compensation for fair value stock options was approximately $300 as of December 31, 2003.

(p) Reclassifications

Certain amounts in previous years may have been reclassified to conform to the 2003 financial statement presentation.

(2) Restrictions on Cash Balance

The Company is required to maintain an average reserve balance with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of the required reserve balance on December 31, 2003 and 2002 was approximately $1,138 and $1,316, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

*(Dollars in thousands, except per share data)*

(3) Investment Securities

The amortized costs and market values of investment securities at December 31, 2003 and 2002 are as summarized:

| December 31, 2003: | Amortized cost | Gross unrealized gains | Gross unrealized losses less than 12 months | Gross unrealized losses greater than 12 months | Market value |
|---|---|---|---|---|---|
| Investments available for sale: | | | | | |
| U.S. government agency securities | $ 13,561 | $ 21 | $ — | $ (96) | $ 13,486 |
| Pass-through securities | 416 | 12 | — | — | 428 |
| Corporate obligations | 998 | 5 | — | — | 1,003 |
| Preferred stock | 504 | — | — | — | 504 |
| Total investment securities available for sale | $ 15,479 | $ 38 | $ — | $ (96) | $ 15,421 |
| Investments held to maturity: | | | | | |
| State and political subdivisions | $ 14,745 | $ 864 | $ — | $ — | $ 15,609 |
| Total investment securities held to maturity | $ 14,745 | $ 864 | $ — | $ — | $ 15,609 |

| December 31, 2002: | Amortized cost | Gross unrealized gains | Gross unrealized losses less than 12 months | Gross unrealized losses greater than 12 months | Market value |
|---|---|---|---|---|---|
| Investments available for sale: | | | | | |
| U.S. government agency securities | $ 6,058 | $ 55 | $ — | $ (2) | $ 6,111 |
| Pass-through securities | 1,231 | 2 | — | — | 1,233 |
| CMO securities | 1,242 | 12 | — | — | 1,254 |
| Preferred stock | 504 | — | — | — | 504 |
| Total investment securities available for sale | $ 9,035 | $ 69 | $ — | $ (2) | $ 9,102 |
| Investments held to maturity: | | | | | |
| State and political subdivisions | $ 14,573 | $ 895 | $ — | $ — | $ 15,468 |
| Corporate obligations | 500 | 8 | — | — | 508 |
| Total investment securities held to maturity | $ 15,073 | $ 903 | $ — | $ — | $ 15,976 |

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. There are approximately 10 investment securities with unrealized losses for 2003. The Company anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

*(Dollars in thousands, except per share data)*

The amortized cost and market value of investment securities by contractual maturity at December 31, 2003 are as shown below:

| | Dates of Maturities | | | | |
|---|---|---|---|---|---|
| | Under 1 year | 1-5 years | 5-10 years | Over 10 years | Total |
| Investments available for sale: | | | | | |
| U.S. government agency securities: | | | | | |
| Amortized cost | $ 506 | $ 11,090 | $ 1,965 | $ — | $ 13,561 |
| Market value | 511 | 11,004 | 1,971 | — | 13,486 |
| Pass-through securities: | | | | | |
| Amortized cost | — | — | 416 | — | 416 |
| Market value | — | — | 428 | — | 428 |
| Corporate obligations: | | | | | |
| Amortized cost | — | 998 | — | — | 998 |
| Market value | — | 1,003 | — | — | 1,003 |
| Preferred stock: | | | | | |
| Amortized cost | — | — | — | 504 | 504 |
| Market value | — | — | — | 504 | 504 |
| Total amortized cost | 506 | 12,088 | 2,381 | 504 | 15,479 |
| Total market value | $ 511 | $ 12,007 | $ 2,399 | $ 504 | $ 15,421 |
| Investments held to maturity: | | | | | |
| State and political subdivisions: | | | | | |
| Amortized cost | $ 2,266 | $ 8,027 | $ 4,452 | $ — | $ 14,745 |
| Market value | 2,314 | 8,614 | 4,681 | — | 15,609 |
| Total amortized cost | 2,266 | 8,027 | 4,452 | — | 14,745 |
| Total market value | $ 2,314 | $ 8,614 | $ 4,681 | $ — | $ 15,609 |

Included in other assets is accrued interest on investment securities amounting to $182 and $150 as of December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, investment securities with recorded values of $5,895 and $5,779, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

There were no sales of investment securities during the years ended December 31, 2003, 2002 and 2001.

*(Dollars in thousands, except per share data)*

## (4) Loans and Allowance for Loan Losses

The loan portfolio composition, based upon the purpose and primary source of repayment of the loans, is as follows:

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Commercial loans | $ 87,371 | $ 91,816 |
| Real estate mortgages, includes loans held for sale of $8,251 and $6,629, respectively | 176,999 | 141,210 |
| Real estate construction loans | 70,974 | 40,112 |
| Consumer loans | 172,406 | 163,368 |
| Subtotal | 507,750 | 436,506 |
| Less: | | |
| Allowance for loan losses | (6,116) | (5,514) |
| Deferred loan fees, net | 420 | 197 |
| Net loans | $ 502,054 | $ 431,189 |

The Company's legal lending limit to any one borrower, which is equal to 20% of the bank's capital, was approximately $11,490 and $10,686 as of December 31, 2003 and 2002, respectively.

Included in other assets is accrued interest on loans receivable amounting to $2,905 and $1,887 as of December 31, 2003 and 2002, respectively.

The following is an analysis of the changes in the allowance for loan losses:

| | December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Beginning balance | $ 5,514 | $ 4,308 | $ 2,664 |
| Provision for loan losses | 3,200 | 3,866 | 2,780 |
| Recoveries | 597 | 382 | 271 |
| Charge-offs | (3,195) | (3,042) | (1,407) |
| Ending balance | $ 6,116 | $ 5,514 | $ 4,308 |

At December 31, 2003 and 2002, the Company had nonperforming loans, which consisted entirely of nonaccrual loans, of $4,158 and $3,222, respectively. Of these nonaccrual loans, $1,016 and $1,777 had related valuation allowances of $417 and $542, while $3,142 and $1,445 did not require a valuation allowance. Average nonaccrual loans for 2003 and 2002 totaled $3,587 and $2,964, respectively. The Company had no commitments to extend additional credit to borrowers with loans that were nonperforming at December 31, 2003.

If interest income on nonaccrual loans had been accrued in accordance with their original terms, approximately $224, $220 and $109 of interest income would have been recorded for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has identified one loan of approximately $2,563 to a real estate development and timber company as impaired, due to the borrower's financial status at year-end. The loan is current and interest earned in 2003 was $227. The loan is well-secured and no losses are expected. In management's opinion, the loan did not require a valuation allowance. At December 31, 2003, the Company had no commitments to extend additional credit to the borrower.

*(Dollars in thousands, except per share data)*

## (5) Premises and Equipment

Premises and equipment consisted of the following:

| | December 31 2003 | December 31 2002 |
|---|---|---|
| Land and buildings | $ 15,778 | $ 12,800 |
| Furniture and equipment | 7,486 | 6,153 |
| Land improvements | 1,901 | 1,829 |
| Computer software | 1,613 | 1,020 |
| Construction in progress | 407 | 722 |
| | 27,185 | 22,524 |
| Less: accumulated depreciation | (7,371) | (5,774) |
| Total | $ 19,814 | $ 16,750 |

## (6) Deposits

Deposits are summarized as follows:

| | December 31 2003 | December 31 2002 |
|---|---|---|
| CDs | $ 187,561 | $ 192,291 |
| Savings | 42,215 | 30,861 |
| Money market | 149,940 | 139,809 |
| Negotiable orders of withdrawal ("NOWs") | 46,025 | 38,387 |
| Noninterest-bearing demand | 75,756 | 61,647 |
| Total | $ 501,497 | $ 462,995 |

Certificates of deposits mature as follows:

| | December 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | Total |
| CDs of $100,000 or more | $ 56,024 | $ 4,993 | $ 1,298 | $ 9,494 | $ 18,076 | $ 89,885 |
| All other CDs | 63,509 | 8,355 | 2,129 | 9,084 | 14,599 | 97,676 |
| Total | $ 119,533 | $ 13,348 | $ 3,427 | $ 18,578 | $ 32,675 | $ 187,561 |

## (7) FHLB Advances and Stock

The Bank is required to maintain an investment in the stock of FHLB. The requirement is based on the following components:

- 3.5% of the average daily balance of advances outstanding during the most recent quarter; plus
  - The greater of $500 or 0.75% of mortgage loans and pass-through securities; or
  - 5.0% of the outstanding balance of loans sold to the FHLB minus the membership requirement.

A credit line has been established by FHLB for Whidbey Island Bank. The Bank may borrow from the FHLB in amounts up to 15% of its total assets. Advances on the line are collateralized by securities pledged in the

*(Dollars in thousands, except per share data)*

amount of $1,002 and held in safekeeping by the FHLB, as well as supported by eligible real estate loans in the amount of $89,652.

At December 31, 2003, the Bank had overnight advances from the FHLB of $5,000 at a rate of 1.10%. Term FHLB advances consist of the following:

| | December 31, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| Date of maturity | Amount | Weighted average interest rate | Amount | Weighted average interest rate |
| 2003 | $ — | — | $ 2,500 | 3.73% |
| 2004 | 7,500 | 3.97% | 7,500 | 3.97% |
| 2005 | 5,000 | 4.38% | 5,000 | 4.38% |
| Total | $ 12,500 | | $ 15,000 | |

| | December 31 | |
|---|---|---|
| | 2003 | 2002 |
| Average balance | $ 14,753 | $ 19,479 |
| Maximum amount outstanding at any month end | 15,000 | 22,500 |

## (8) Trust Preferred Securities

The Trust, a wholly-owned subsidiary of WBCO, is a statutory business trust created for the exclusive purposes of issuing and selling capital securities and utilizing sale proceeds to acquire junior subordinated debt issued to WBCO. On June 27, 2002, the Trust issued $15,000 of trust preferred securities with a 30-year maturity, callable after the fifth year by Washington Banking Company. The rate adjusts quarterly based on LIBOR plus 3.65%. On December 31, 2003 the rate was 4.80%. These securities, within certain limitations, are considered Tier I capital for the purposes of regulatory capital requirements. Accordingly, the junior subordinated debentures are the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole revenues of the Trust. All of the common securities of the Trust are owned by WBCO. Washington Banking Company has fully and unconditionally guaranteed the capital securities along with all obligations of the Trust under the trust agreements. The trust preferred securities are included with borrowings as a separate line item in WBCO's statement of financial conditions and distributions payable are treated as interest expense in the consolidated statement of operations. Pursuant to FIN 46R, the Company expects to deconsolidate the trust during the first quarter of 2004.

## (9) Income Taxes

Income tax expense (benefit) consists of the following:

| | December 31 | | |
|---|---|---|---|
| | 2003 | 2002 | 2001 |
| Federal: | | | |
| Current tax expense | $ 3,104 | $ 3,107 | $ 2,402 |
| Deferred tax expense (benefit) | (409) | (388) | (484) |
| State current tax expense | 34 | — | — |
| Total | $ 2,729 | $ 2,719 | $ 1,918 |

*(Dollars in thousands, except per share data)*

The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax basis:

| | December 31 2003 | December 31 2002 |
|---|---|---|
| Deferred tax assets: | | |
| Loan loss allowances | $ 1,838 | $ 1,564 |
| Deferred compensation | 181 | 153 |
| Deferred loan fees | 136 | 67 |
| Accrued expense | 70 | 67 |
| Market value adjustment of investment securities available for sale | 21 | — |
| Accrued interest on nonperforming loans | 69 | — |
| OREO property | 3 | 2 |
| Total deferred tax assets | 2,318 | 1,853 |
| Deferred tax liabilities: | | |
| Premises and equipment | 471 | 479 |
| FHLB stock | 188 | 145 |
| Market value adjustment of investment securities available for sale | — | 22 |
| Total deferred tax liabilities | 659 | 646 |
| Deferred tax assets, net | $ 1,659 | $ 1,207 |

A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

| | December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| Income tax expense at federal statutory rate | $ 2,945 | 34% | $ 2,739 | 34% | $ 2,109 | 34% |
| Interest income on tax-exempt securities | (241) | (3%) | (264) | (3%) | (232) | (4%) |
| Other, net | (9) | 0% | 244 | 3% | 41 | 1% |
| Total | $ 2,695 | 31% | $ 2,719 | 34% | $ 1,918 | 31% |

There was no valuation allowance for deferred tax assets as of December 31, 2003 or 2002. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax asset of $2,318 and $1,853 at December 31, 2003 and 2002, respectively, will be realized in the normal course of business.

*(Dollars in thousands, except per share data)*

## (10) Earnings Per Share

The following illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations:

| | Year Ended December 31, 2003 | | |
|---|---|---|---|
| | Income | Weighted average shares | Per share amount |
| Basic EPS | | | |
| Income available to common shareholders | $ 5,967 | 5,341,461 | $ 1.12 |
| Effect of dilutive securities: stock options | — | 207,220 | (0.04) |
| Diluted EPS | $ 5,967 | 5,548,681 | $ 1.08 |

| | Year Ended December 31, 2002 | | |
|---|---|---|---|
| | Income | Weighted average shares | Per share amount |
| Basic EPS | | | |
| Income available to common shareholders | $ 5,337 | 5,153,317 | $ 1.04 |
| Effect of dilutive securities: stock options | — | 288,145 | (0.06) |
| Diluted EPS | $ 5,337 | 5,441,462 | $ 0.98 |

| | Year Ended December 31, 2001 | | |
|---|---|---|---|
| | Income | Weighted average shares | Per share amount |
| Basic EPS | | | |
| Income available to common shareholders | $ 4,284 | 5,120,352 | $ 0.84 |
| Effect of dilutive securities: stock options | — | 242,302 | (0.04) |
| Diluted EPS | $ 4,284 | 5,362,654 | $ 0.80 |

On February 26, 2004, the Board of Directors issued a 15% stock dividend to shareholders of record as of February 10, 2004. On October 24, 2002, the Board of Directors issued a 10% stock dividend to shareholders of record as of October 8, 2002. All periods presented have been restated to reflect the stock dividends. At December 31, 2003, 2002 and 2001, there were options to purchase 416,463, 499,330 and 514,602 shares of common stock outstanding, respectively, of which zero, zero and 124,666 shares, respectively, were antidilutive and therefore not included in the computation of diluted net income per share.

## (11) Employee Benefit Plans

### (a) Severance Agreements

The Company has entered into contracts with seven senior officers that provide benefits under certain conditions following a termination without cause, following (and in some cases preceding) a change of control of the Company.

### (b) 401(k) Profit Sharing Plan

During 1993, the Board of Directors approved a 401(k) profit sharing plan. The plan covers substantially all full-time employees and many part-time employees once they meet the age and length of service requirements. Employees vest in the plan over a six-year period. The 401(k) plan allows for a voluntary salary reduction, under which eligible employees are permitted to defer a portion of their salaries, with the Company contributing a percentage of the employee's contribution to the employee's account. In addition, the amount of the profit sharing is discretionary and determined each year by the Board of Directors.

The Company's contributions for the years ended December 31, 2003, 2002 and 2001 under the employee matching feature of the plan were $176, $151 and $130, respectively. This represents a match of the

*(Dollars in thousands, except per share data)*

participating employees' salary deferral of 50% of the first 5% of the compensation deferred in 2003, 2002 and 2001, respectively.

(c) Deferred Compensation Plan

In December 2000, the Bank approved the adoption of an Executive Deferred Compensation Plan ("Comp Plan") to take effect January 2001, under which select participants may elect to defer receipt of a portion of eligible compensation.

The following is a summary of the principal provisions of the Comp Plan:

Purpose. The purpose of the Comp Plan is to (1) provide a deferred compensation arrangement for a select group of management or highly compensated employees within the meaning of Sections 201(2) and 301(a)(3) of ERISA and directors of the Bank, and (2) attract and retain the best available personnel for positions of responsibility with the Bank and its subsidiaries. The Comp Plan is intended to be an unfunded deferred compensation agreement. Participation in the Comp Plan is voluntary.

Source of Benefits. Benefits under the Comp Plan are payable solely by the Bank. To enable the Bank to meet its financial commitment under the Comp Plan, assets may be set aside in a corporate-owned vehicle. These assets are available to all general creditors of the Bank in the event of the Bank's insolvency. Participants of the Comp Plan are unsecured general creditors of the Bank with respect to the Comp Plan benefits.

Deferrals under the Comp Plan may reduce compensation used to calculate benefits under the Bank's 401(k) Plan.

## (12) Stock Option Plans

In 1992, the Bank's shareholders approved the adoption of an employee stock option plan, providing for the award of up to 569,250 shares of Company common stock (as adjusted for stock splits and stock dividends) pursuant to nonqualified or incentive stock options to employees of the Bank at the discretion of a committee appointed by the Board of Directors. In addition to the employee stock option plan adopted in 1992, in 1993 the Bank's shareholders approved the adoption of a director stock option plan, providing for the award of up to 189,750 shares of Company common stock (as adjusted for stock splits and stock dividends) pursuant to nonqualified stock options to directors of the Bank at the discretion of the Board of Directors. The 1993 plan does not affect any options granted under the 1992 plan. In 1996, the Bank's shareholders approved the transfer of both stock option plans to the Company.

In 1998 the shareholders of the Company approved the adoption of the 1998 Stock Option and Restricted Stock Award Plan ("1998 Plan"), which allows for the award of up to 203,665 shares of Company common stock plus any shares subject to stock options under the 1992 and 1993 plans that are forfeited, expire or are cancelled. At December 31, 2003, there were 54,407 shares available under the 1998 Plan. The 1998 Plan terminated further stock option grants from the 1992 and 1993 plans.

Under these stock option plans, on the date of grant, the exercise price of nonqualified stock options must at least equal the Company's net book value per share issued, and the exercise price of incentive stock options must at least equal the market value of the Company's common stock.

Stock options vest in 20% increments over five years and expire five years after they become fully vested.

*(Dollars in thousands, except per share data)*

The following table summarizes incentive stock option activity under the 1992 and 1998 plans:

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Shares | Weighted average option price per share | Shares | Weighted average option price per share | Shares | Weighted average option price per share |
| Balance at beginning of year | 377,511 | $ 4.88 | 415,553 | $ 3.97 | 444,016 | $ 3.86 |
| Plus grants | 36,161 | 10.32 | 58,742 | 7.65 | — | |
| Less exercised | (92,895) | 2.38 | (92,454) | 2.43 | (28,463) | 2.31 |
| Expired or canceled | — | — | (4,330) | 8.93 | — | — |
| Balance at end of year | 320,777 | $ 6.22 | 377,511 | $ 4.88 | 415,553 | $ 3.97 |

Financial data pertaining to outstanding incentive stock options under the 1992 and 1998 plans were as follows:

| December 31, 2003 | | | |
|---|---|---|---|
| Total shares | Vested shares | Exercise price per share | Expiration |
| 7,475 | 7,475 | $ 2.43 | March 24, 2004 |
| 41,716 | 41,716 | 2.66 | December 15, 2004 |
| 54,194 | 54,194 | 3.23 | December 31, 2005 |
| 4,744 | 4,744 | 3.35 | April 1, 2006 |
| 32,257 | 32,257 | 4.24 | December 31, 2006 |
| 46,489 | 46,489 | 7.31 | December 31, 2007 |
| 43,642 | 43,642 | 9.49 | December 31, 2008 |
| 52,366 | 10,473 | 7.51 | January 1, 2012 |
| 1,733 | 347 | 10.25 | February 29, 2012 |
| 32,443 | — | 10.25 | January 2, 2013 |
| 3,718 | — | 10.90 | February 19, 2013 |
| 320,777 | 241,337 | | |

The following table summarizes stock option activity of the nonqualified shares under the 1993 and 1998 plans:

| | Years Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2002 | | 2001 | |
| | Shares | Weighted average option price per share | Shares | Weighted average option price per share | Shares | Weighted average option price per share |
| Balance at beginning of year | 121,820 | $ 4.79 | 99,050 | $ 4.17 | 99,050 | $ 4.17 |
| Plus grants | 16,560 | 10.90 | 22,770 | 7.51 | — | — |
| Less exercised | (42,694) | 2.37 | — | — | — | — |
| Expired or canceled | — | — | — | — | — | — |
| Balance at end of year | 95,686 | $ 6.93 | 121,820 | $ 4.79 | 99,050 | $ 4.17 |

*(Dollars in thousands, except per share data)*

Financial data pertaining to outstanding nonqualified stock options under the 1993 and 1998 plans were as follows:

| December 31, 2003 | | | |
|---|---|---|---|
| Total shares | Vested shares | Exercise price per share | Expiration |
| 14,231 | 14,231 | $ 2.43 | March 24, 2004 |
| 7,590 | 7,590 | 3.23 | December 31, 2005 |
| 34,535 | 34,535 | 7.31 | December 31, 2007 |
| 22,770 | 4,554 | 7.51 | May 15, 2012 |
| 16,560 | — | 10.90 | February 19, 2013 |
| 95,686 | 60,910 | | |

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation." The pro forma information recognizes, as compensation, the value of stock options granted using an option valuation model known as the Black Scholes model. Pro forma earnings per share amounts also reflect an adjustment for an assumed purchase of treasury stock from proceeds deemed obtained from the issuance of stock options. The fair value for options issued in 2003 and 2002 is estimated at $169 and $275, respectively. No options were issued in 2001. The following are the weighted averages of the assumptions used to estimate the fair value of the options:

| | 2003 | 2002 |
|---|---|---|
| Risk-free interest rate | 1.17% | 1.68% |
| Dividend yield rate | 3.23% | 2.74% |
| Price volatility | 40.87% | 41.74% |
| Expected life of options | 8 years | 8 years |

Management believes that the assumptions used in the option pricing model are highly subjective and represent only one estimate of possible value, as there is no active market for the options granted. The fair value of the options granted will be allocated to pro forma earnings over the vesting period of the options.

### (13) Regulatory Capital Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about risk components, asset risk-weighting and other factors.

Risk-based capital guidelines issued by the FDIC establish a risk adjusted ratio relating capital to different categories of assets and off-balance sheet exposures for banks. The Bank's Tier 1 capital is comprised primarily of common equity and trust preferred securities, and excludes the equity impact of adjusting available-for-sale securities to fair value. Total capital also includes a portion of the allowance for loan losses, as defined according to regulatory guidelines.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations). As of

*(Dollars in thousands, except per share data)*

December 31, 2003, the Bank met the minimum capital requirements to which it is subject and is considered to be "well capitalized."

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| **December 31, 2003:** | **Amount** | **Ratio** | **Amount** | **Minimum ratio** | **Amount** | **Minimum ratio** |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 65,514 | 12.01% | $ 43,656 | 8.00% | $ 54,570 | 10.00% |
| Whidbey Island Bank | 63,603 | 11.69% | 43,543 | 8.00% | 54,429 | 10.00% |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 59,197 | 10.85% | 21,828 | 4.00% | 32,742 | 6.00% |
| Whidbey Island Bank | 57,487 | 10.56% | 21,772 | 4.00% | 32,657 | 6.00% |
| Tier 1 capital (to average assets) | | | | | | |
| Consolidated | 59,197 | 10.17% | 23,279 | 4.00% | 29,098 | 5.00% |
| Whidbey Island Bank | 57,487 | 9.89% | 23,240 | 4.00% | 29,050 | 5.00% |

| | Actual | | For capital adequacy purposes | | To be well capitalized under prompt corrective action provisions | |
|---|---|---|---|---|---|---|
| **December 31, 2002:** | **Amount** | **Ratio** | **Amount** | **Minimum ratio** | **Amount** | **Minimum ratio** |
| Total risk-based capital (to risk-weighted assets) | | | | | | |
| Consolidated | $ 59,901 | 12.80% | $ 37,446 | 8.00% | $ 46,807 | 10.00% |
| Whidbey Island Bank | 58,897 | 12.61% | 37,379 | 8.00% | 46,724 | 10.00% |
| Tier 1 capital (to risk-weighted assets) | | | | | | |
| Consolidated | 52,516 | 11.22% | 18,723 | 4.00% | 28,084 | 6.00% |
| Whidbey Island Bank | 53,383 | 11.43% | 18,689 | 4.00% | 28,034 | 6.00% |
| Tier 1 capital (to average assets) | | | | | | |
| Consolidated | 52,516 | 9.89% | 21,234 | 4.00% | 26,542 | 5.00% |
| Whidbey Island Bank | 53,383 | 10.07% | 21,202 | 4.00% | 26,503 | 5.00% |

In addition, under Washington State banking regulations, the Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's retained earnings then on hand.

## (14) Fair Value of Financial Instruments

Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of values. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

When possible, quoted market prices are used to determine fair value. In cases where a quoted market price is not available, the fair value of financial instruments is estimated using the present value of future cash flows or other valuation methods.

(a) Cash and Cash Equivalents

The carrying value of cash and cash equivalent instruments approximates fair value.

(b) Interest-earning Deposits

The carrying value of interest-earning deposits maturing within ninety days approximate their fair values. Fair values of other interest-earning deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

(c) Securities

The fair value of all investment securities excluding FHLB stock is based upon quoted market prices. FHLB stock is not publicly traded; however it may be redeemed on a dollar-for-dollar basis, for any amount the Bank is not required to hold. The fair value is therefore equal to the carrying value. The fair value of federal funds sold is equal to the carrying value due to the short-term nature of the financial instrument.

(d) Loans

The loan portfolio is composed of commercial, consumer, real estate construction and real estate loans. The carrying value of variable rate loans approximate their fair value. The fair value of fixed rate loans is estimated by discounting the estimated future cash flows of loans, sorted by type and security, by the weighted average rate of such loans.

(e) Deposits

For deposits with no contractual maturity such as checking accounts, money market accounts and passbook savings accounts, fair values approximate book values. The fair value of certificates of deposit is based on discounted cash flows using the difference between the deposit rate and an alternative cost of funds rate.

(f) Trust Preferred Securities

The fair value of trust preferred securities are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates of similar types of borrowing arrangements.

(g) Other Borrowed Funds

Other borrowed funds consist of FHLB advances. The carrying amount of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates of similar types of borrowing arrangements.

*(Dollars in thousands, except per share data)*

(h) Accrued Interest

The carrying value of accrued interest approximates fair value.

The table below presents the carrying value amount of the Company's financial instruments and their corresponding fair values:

| | December 31 | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| | Carrying value | Fair value | Carrying value | Fair value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 15,454 | $ 15,454 | $ 20,882 | $ 20,882 |
| Interest-earning deposits | 356 | 356 | 12,005 | 12,005 |
| Federal funds sold | 4,795 | 4,795 | 23,000 | 23,000 |
| FHLB stock | 2,280 | 2,280 | 2,158 | 2,158 |
| Investment securities: | | | | |
| Available for sale | 15,421 | 15,421 | 9,102 | 9,102 |
| Held to maturity | 14,745 | 15,609 | 15,073 | 15,976 |
| Loans | 508,170 | 506,793 | 436,703 | 435,581 |
| Accrued interest receivable | 3,088 | 3,088 | 2,037 | 2,037 |
| Financial liabilities: | | | | |
| Deposits | 501,497 | 501,031 | 462,995 | 462,490 |
| Federal funds borrowed | 5,000 | 5,000 | — | — |
| Trust preferred securities | 15,000 | 14,939 | 15,000 | 14,937 |
| Other borrowed funds | 12,500 | 12,473 | 15,000 | 14,976 |
| Accrued interest payable | 710 | 710 | 901 | 901 |

(15) Washington Banking Company Information

The summarized condensed financial statements for Washington Banking Company (parent company only) are presented below:

| Condensed Balance Sheets | December 31 2003 | December 31 2002 |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ 132 | $ 170 |
| Other assets | 859 | 408 |
| Investment in subsidiaries | 58,375 | 53,860 |
| Total assets | $ 59,366 | $ 54,438 |
| Liabilities: | | |
| Junior subordinated debentures | $ 15,006 | $ 15,006 |
| Other liabilities | — | — |
| Shareholders' equity: | | |
| Common stock | 31,125 | 21,025 |
| Retained earnings | 13,273 | 18,363 |
| Accumulated other comprehensive income, net | (38) | 44 |
| Total shareholders' equity | 44,360 | 39,432 |
| Total liabilities and shareholders' equity | $ 59,366 | $ 54,438 |

*(Dollars in thousands, except per share data)*

| Condensed Statements of Income | Years Ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income: | | | |
| Interest-earning deposits | $ 1 | $ 1 | $ 34 |
| Common securities | 23 | 13 | — |
| Total interest income | 24 | 14 | 34 |
| Interest expense: | | | |
| Junior subordinated debenture | 742 | 424 | — |
| Net interest income (loss) | (718) | (410) | 34 |
| Noninterest expense | (591) | (185) | (342) |
| Loss before income tax benefit and undistributed earnings of subsidiaries | (1,309) | (595) | (308) |
| Income tax benefit | 445 | 202 | 86 |
| Loss before undistributed earnings of subsidiaries | (864) | (393) | (222) |
| Undistributed earnings of subsidiaries | 6,831 | 5,730 | 4,506 |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 |

*(Dollars in thousands, except per share data)*

| Condensed Statements of Cash Flows | Years Ended December 31 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 5,967 | $ 5,337 | $ 4,284 |
| Adjustments to reconcile net income to net cash used in operating activities: | | | |
| Equity in undistributed earnings of subsidiaries | (6,831) | (5,730) | (4,591) |
| Dividends from bank | 3,007 | 1,346 | — |
| Dividends to trust | (23) | (13) | — |
| Stock option compensation | 23 | 14 | — |
| Other assets | (451) | (224) | 6 |
| Other liabilities | — | (100) | 95 |
| Net cash used in operating activities | 1,692 | 630 | (206) |
| Investing activities: | | | |
| Investment in subsidiaries | (750) | (15,006) | — |
| Financing activities: | | | |
| Dividends paid to shareholders | (1,303) | (1,087) | (972) |
| Proceeds from exercise of stock options and stock issuances | 323 | 218 | 66 |
| Proceeds from junior subordinated debentures | — | 15,006 | — |
| Net cash provided by (used in) financing activities | (980) | 14,137 | (906) |
| Increase in cash and cash equivalents | (38) | (239) | (1,112) |
| Cash and cash equivalents at beginning of year | 170 | 409 | 1,521 |
| Cash and cash equivalents at end of year | $ 132 | $ 170 | $ 409 |

## (16) Segments

The Company is organized based on the products and services that it offers. Under its current organizational structure, the Company is comprised of four individual companies: Washington Banking Company (the holding company) and three wholly-owned subsidiaries — Whidbey Island Bank; Washington Funding Group, Inc.; and Washington Banking Capital Trust I. The Company has identified two reportable segments: Whidbey Island Bank and Washington Funding Group. Washington Banking Company and Washington Banking Capital Trust I have been combined and are reported as "Other". The Bank offers a full range of commercial banking services, while WFG generates loan fee income from the origination and sale of residential mortgage loans.

The principal activities conducted by the Bank are the origination of commercial business loans, commercial real estate loans, singly-family residential mortgages, multi-family residential mortgages, consumer loans and the associated loan servicing activities. The Bank also offers private banking services and deposit products and generates income from investment activities. The Bank derives a majority of its revenue from interest.

WFG was formed in January 2003 and began operations in April 2003. It provides a loan funding source for mortgage brokers. It does not service any loans for secondary market investors. Although WFG sells the loans to several secondary market investors, two investors — Principal Residential Mortgage and Freddie Mac — purchase a significant portion of these loans.

*(Dollars in thousands, except per share data)*

The Trust was formed for the exclusive purpose of issuing trust preferred securities and common securities and using the proceeds from the issuance to acquire junior subordinated debentures issued by WBCO.

The Bank and WFG are stand-alone business entities and have their own financial statements. Certain intercompany related income and expenses are allocated to each company. The accounting policies for each segment are described in the summary of Significant Accounting Policies.

The following table sets forth the financial information for the Company's segments:

| | Twelve Months Ended December 31, 2003 | | | | |
|---|---|---|---|---|---|
| | Bank | WFG | Other | Intercompany eliminations | Total consolidated |
| Net interest income after provision for loan losses | $ 25,371 | $ — | $ (741) | $ — | $ 24,630 |
| Other income | 5,350 | 1,763 | — | (144) | 6,969 |
| Other expenses | 20,326 | 2,031 | 690 | (144) | 22,903 |
| Income (loss) before tax | 10,395 | (268) | (1,431) | — | 8,696 |
| Income tax (expense) benefit | (3,285) | 69 | 487 | — | (2,729) |
| Net income (loss) | $ 7,110 | $ (199) | $ (944) | $ — | $ 5,967 |
| Total assets | $ 580,273 | $ 472 | $ 74,742 | $ (73,746) | $ 581,741 |

| | Twelve Months Ended December 31, 2002 | | | | |
|---|---|---|---|---|---|
| | Bank | WFG | Other | Intercompany eliminations | Total consolidated |
| Net interest income after provision for loan losses | $ 21,096 | $ — | $ (423) | $ — | $ 20,673 |
| Other income | 4,614 | — | — | — | 4,614 |
| Other expenses | 16,992 | — | 239 | — | 17,231 |
| Income (loss) before tax | 8,718 | — | (662) | — | 8,056 |
| Income tax (expense) benefit | (2,944) | — | 225 | — | (2,719) |
| Net income (loss) | $ 5,774 | $ — | $ (437) | $ — | $ 5,337 |
| Total assets | $ 534,588 | $ — | $ 69,871 | $ (69,047) | $ 535,412 |

| | Twelve Months Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Bank | WFG | Other | Intercompany eliminations | Total consolidated |
| Net interest income after provision for loan losses | $ 16,779 | $ — | $ 34 | $ — | $ 16,813 |
| Other income | 4,111 | — | — | — | 4,111 |
| Other expenses | 14,380 | — | 342 | — | 14,722 |
| Income (loss) before tax | 6,510 | — | (308) | — | 6,202 |
| Income tax (expense) benefit | (2,004) | — | 86 | — | (1,918) |
| Net income (loss) | $ 4,506 | $ — | $ (222) | $ — | $ 4,284 |
| Total assets | $ 437,100 | $ — | $ 35,077 | $ (34,491) | $ 437,686 |

*(Dollars in thousands, except per share data)*

## (17) Commitments

### (a) Leasing Arrangements

The Company is obligated under a number of noncancelable operating leases for land and buildings. The majority of these leases have renewal options. In addition, some of the leases contain escalation clauses tied to the consumer price index with caps.

The Company's future minimum rental payments required under land, buildings and equipment operating leases that have initial or remaining noncancelable lease terms of one year or more are as follows:

| | December 31, 2003 |
|---|---|
| 2004 | $ 319 |
| 2005 | 250 |
| 2006 | 207 |
| 2007 | 172 |
| 2008 | 95 |
| Thereafter | 928 |
| Total | $ 1,971 |

Rent expense applicable to operating leases for the years ended December 31, 2003, 2002 and 2001 was $357, $225 and $197, respectively.

### (b) Commitments to Extend Credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include: property, plant and equipment; accounts receivable; inventory; and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Except for certain long-term guarantees, the majority of guarantees expire in one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting those commitments, for which collateral is deemed necessary, generally amounts to one hundred percent of the commitment amount at December 31, 2003.

The Bank has not been required to perform on any financial guarantees and did not incur any losses on its commitments in 2003 and 2002.

Commitments to extend credit were as follows:

| | December 31, 2003 |
|---|---|
| Loan commitments | |
| Fixed rate | $ 20,791 |
| Variable rate | 79,642 |
| Standby letters of credit | 237 |

(c) Lines of Credit

The Company had a line of credit with the FHLB of $87,040 at December 31, 2003, of which, $12,500 in long-term borrowings and $5,000 in short-term borrowings was outstanding. The Company also had unused lines of credit with financial institutions amounting to $14,000 at December 31, 2003.

(18) Mortgage Loan Commitments and Loans Held for Sale

The Company is exposed to market risk on outstanding mortgage loan commitments and unsold residential mortgage loans held-for-sale. As part of its risk management processes the Company executes a program to limit portions of this risk through the use of derivative financial instruments, principally forward sales of mortgage-backed securities, and mandatory delivery contracts. The Company holds open forward contracts to deliver Fannie Mae and Ginnie Mae mortgage-backed securities at a future date which, in conjunction with uncommitted mortgage loans held-for-sale, eliminates a portion of the market risk for a specified price. Pursuant to the requirements of SFAS 133, the estimated value of these derivative contracts has been recognized in the accompanying financial statements at their estimated fair value. The Company does not use hedge accounting for this program because the estimated benefits from applying hedge accounting would not be expected to be significant. Depending on the directional movement of the security, the maximum loss is limited to the face value of the commitment.

The following table summarizes the Company's open positions and related gains and losses at December 31, 2003 and 2002:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| (Dollars in thousands) | Notional Amount | Fair Value | Notional Amount | Fair Value |
| Interest-rate-locked loan commitments | $ 6,744 | $ 2 | $ — | $ — |
| Forward sales of loans and mortgage backed securities | 6,000 | (46) | — | — |

(19) Related Party Transactions

As of December 31, 2003 and 2002, the Bank had loans to persons serving as directors and executive officers, and to entities related to such individuals aggregating $7,199 and $6,776, respectively. All loans were made on essentially the same terms and conditions as comparable transactions with other persons, and do not involve more than the normal risk of collectibility. During the year ended December 31, 2003, total principal additions were $14,483 and total principal payments were $14,075.

Deposits from related parties held by the Bank at December 31, 2003 and 2002 totaled $3,651 and $2,819, respectively.

(20) Contingencies

The Company and its subsidiaries are from time to time defendants in and are threatened with various legal proceedings arising from regular business activities. Management believes the ultimate liability, if any, arising from such claims or contingencies will not have a material adverse effect on the Company's results of operations or financial condition.

(21) Subsequent Events

On January 15, 2004, the Board of Directors declared a cash dividend of $0.0725 per share to shareholders of record as of February 9, 2004, payable on February 24, 2004 and a stock dividend of 15% to shareholders of record as of February 10, 2004, payable on February 26, 2004.

*(Dollars in thousands, except per share data)*

## (22) Selected Quarterly Financial Data (Unaudited)

Results of operations on a quarterly basis were as follows:

| | Year Ended December 31, 2003 | | | |
|---|---|---|---|---|
| | First quarter | Second quarter | Third quarter | Fourth quarter |
| Interest income | $8,866 | $9,154 | $9,365 | $9,213 |
| Interest expense | 2,340 | 2,248 | 2,133 | 2,047 |
| Net interest income | 6,526 | 6,906 | 7,232 | 7,166 |
| Provision for loan losses | (763) | (837) | (838) | (762) |
| Net interest income after provision for loan losses | 5,763 | 6,069 | 6,394 | 6,404 |
| Noninterest income | 1,270 | 1,655 | 2,388 | 1,656 |
| Noninterest expense | 5,148 | 5,570 | 6,113 | 6,072 |
| Income before provision for income taxes | 1,885 | 2,154 | 2,669 | 1,988 |
| Provision for income taxes | (645) | (734) | (919) | (431) |
| Net income | $1,240 | $1,420 | $1,750 | $1,557 |
| Basic earnings per share | $ 0.23 | $ 0.27 | $ 0.33 | $ 0.29 |
| Diluted earnings per share | 0.23 | 0.26 | 0.31 | 0.28 |
| Cash dividends declared | 0.06 | 0.06 | 0.06 | 0.06 |

| | Year Ended December 31, 2002 | | | |
|---|---|---|---|---|
| | First quarter | Second quarter | Third quarter | Fourth quarter |
| Interest income | $8,437 | $8,741 | $8,986 | $9,047 |
| Interest expense | 2,582 | 2,576 | 2,881 | 2,633 |
| Net interest income | 5,855 | 6,165 | 6,105 | 6,414 |
| Provision for loan losses | (989) | (889) | (589) | (1,399) |
| Net interest income after provision for loan losses | 4,866 | 5,276 | 5,516 | 5,015 |
| Noninterest income | 1,257 | 874 | 945 | 1,538 |
| Noninterest expense | 3,926 | 4,082 | 4,421 | 4,802 |
| Income before provision for income taxes | 2,197 | 2,068 | 2,040 | 1,751 |
| Provision for income taxes | (760) | (676) | (720) | (563) |
| Net income | $1,437 | $1,392 | $1,320 | $1,188 |
| Basic earnings per share | $ 0.28 | $ 0.27 | $ 0.26 | $ 0.23 |
| Diluted earnings per share | 0.26 | 0.25 | 0.24 | 0.22 |
| Cash dividends declared | 0.05 | 0.05 | 0.05 | 0.05 |

## Item 9. Changes in and Disagreements with Accountants in Accounting and Financial Disclosure

None

## Item 9a. Controls and Procedures

As of the end of the fiscal period covered by this report, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. The principal executive and financial officers supervised and participated in this evaluation. Based on this evaluation, the principal executive and financial officers each concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the periodic reports to the SEC. The design of any system of controls is based in part upon various assumptions about the likelihood of future events, and there can be no assurance that any of the Company's plans, products, services or procedures will succeed in achieving their intended goals under future conditions. In addition, there have been no significant changes in the internal controls or in other factors known to management that could significantly affect the internal controls subsequent to the most recent evaluation. Management found no facts that would require WBCO to take any corrective actions with regard to significant deficiencies or material weaknesses.

# PART III

## Item 10. Directors and Executive Officers

Information concerning directors of the Company is incorporated herein by reference to the section entitled "Election of Directors" beginning at page 4 of the Company's definitive Proxy Statement dated March 25, 2004 (the "Proxy Statement") for the annual meeting of shareholders to be held April 29, 2004.

The required information with respect to the executive officers of the Company is included under the caption "Executive Officers of the Company" in Part I of this report. Part I of this report is incorporated herein by reference.

The required information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the section entitled "Beneficial Ownership and Section 16(a) Reporting Compliance," beginning at page 16 of the Proxy Statement.

## Item 11. Executive Compensation

For information concerning executive compensation see "Executive Compensation" beginning at page 9 of the Proxy Statement, which is incorporated herein by reference. The Report of the Compensation Committee on Executive Compensation which is contained in the Proxy Statement is not incorporated by this reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management

For information concerning security ownership of certain beneficial owners and management see "Security Ownership of Certain Beneficial Owners and Management" beginning at page 3 of the Proxy Statement, which is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions

For information concerning certain relationships and related transactions, see "Interest of Management in Certain Transactions" beginning at page 16 of the Proxy Statement, which is incorporated herein by reference.

## Item 14. Principal Accounting Fees and Services

For information concerning principal accounting fees and services, see "Relationship with Independent Public Accountants" beginning at page 17 of the Proxy Statement, which is incorporated herein by reference.

PART IV

**Item 15. Exhibits and Reports on Form 8-K**

(a) Financial Statements:

The following Financial Statements of the Company are included in this Form 10-K.



(b) Reports on Form 8-K:

During the quarter ended December 31, 2003, the Company filed a report on Form 8-K in regard to the release of the Company's third quarter 2003 earnings and cash dividend notification. The report was filed on October 29, 2003.

(c) Exhibits:

See "Index of Exhibits."

*SIGNATURES*

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th of March, 2004.

WASHINGTON BANKING COMPANY
(Registrant)

By /s/ Michal D. Cann
Michal D. Cann
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated, on the 24th of March, 2004.

Principal Executive Officer:

By /s/ Michal D. Cann
Michal D. Cann
President and
Chief Executive Officer

Principal Financial and
Accounting Officer:

By /s/ Phyllis A. Hawkins
Phyllis A. Hawkins
Senior Vice President and
Chief Financial Officer

Michal D. Cann, pursuant to a power of attorney which is being filed with this Annual Report on Form 10-K, has signed this report on March 24, 2004, as attorney-in-fact for the following directors who constitute a majority of the board of directors.

Jerry C. Chambers

Karl C. Krieg, III

Jay T. Lien

Robert B. Olson

Anthony B. Pickering

Alvin J. Sherman

Edward J. Wallgren

By /s/ Michal D. Cann
Michal D. Cann
Attorney-in-fact
March 24, 2004

*INDEX TO EXHIBITS*

| Exhibit No. | Exhibit Description |
|---|---|
| 3.1 | Articles of Amendment to Articles of Incorporation of the Company(1) |
| 3.2 | Amended and Restated Articles of Incorporation of the Company(1) |
| 3.3 | Bylaws of the Company(1) |
| 4.1 | Form of Common Stock Certificate(1) |
| 4.2 | Stock Repurchase Plan(3) |
| 4.3 | Pursuant to Section 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt and preferred securities are not filed. The Company agrees to furnish a copy thereof to the Securities and Exchange Commission upon request. |
| 10.1 | 1992 Employee Stock Option Plan(1) |
| 10.2 | 1993 Director Stock Option Plan(1) |
| 10.3 | 1998 Stock Option and Restricted Stock Award Plan(2) |
| 10.4 | Form of Severance Agreement(1) |
| 21 | Subsidiaries of the Registrant |
| 23.1 | Consent of Moss Adams LLP |
| 23.2 | Consent of KPMG LLP |
| 24 | Power of Attorney |
| 31.1 | Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(a) and Section 302 of the Sarbanes Oxley Act of 2002 |
| 31.2 | Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(a) and Section 302 of the Sarbanes Oxley Act of 2002 |
| 32.1 | Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. Section 1350 |
| 32.2 | Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. Section 1350 |

(1) Incorporated by reference to the Form SB-2 (Registration No. 333-49925) previously filed by the Company, declared effective on June 22, 1998.

(2) Incorporated by reference to the definitive proxy statement dated August 19, 1998 for the Annual Meeting of Shareholders held September 24, 1998.

(3) Incorporated by reference to the Form 8-K dated April 30, 1999, previously filed by the Company.

Whidbey Island Bank

# Locations

## CORPORATE OFFICES
450 SW Bayshore Drive
Oak Harbor, WA 98277
Phone: (360) 679-3121
1-800-290-6508
Fax: (360) 675-7282

## WEB SITE
www.wibank.com



WASHINGTON
CLACKAMAS
BEND
COOS BAY
OREGON
CANADA
WHATCOM COUNTY
BELLINGHAM
SAN JUAN COUNTY
SEDRO-WOOLLEY
BURLINGTON
MOUNT VERNON
ANACORTES
SKAGIT COUNTY
OAK HARBOR
CAMANO
SMOKEY POINT
STANWOOD
SNOHOMISH COUNTY
LANGLEY
FREELAND
CLINTON
EVERETT


☐ Corporate Headquarters ○ Whidbey Island Bank △ Washington Funding Group

## Branches

**Anacortes**
2202 Commercial Avenue
Anacortes, WA 98221
(360) 299-3007

**Bellingham**
265 York Street
Bellingham, WA 98225
(360) 734-7306

2504 E Bakerview Road
Bellingham, WA 98226
(360) 527-1061

1128 Finnegan Way,
Suite 100
Bellingham, WA 98225
(360) 527-4960

**Burlington**
1800 S Burlington Blvd.
Burlington, WA 98233
(360) 757-3416

**Camano Island**
165 East McElroy Drive
Camano Island, WA 98282
(360) 387-5190

370 N East Camano Drive,
Suite 2
Camano Island, WA 98282
(360) 387-4808

**Clinton**
8786 SR 525
Clinton, WA 98236
(360) 341-5238

**Coupeville**
401 N Main
Coupeville, WA 98239
(360) 678-4555

**Freeland**
5590 S Harbor Avenue
Freeland, WA 98249
(360) 331-5868

**Langley**
221 2nd Street, Suite 5
Langley, WA 98260
(360) 221-0203

**Mount Vernon**
1515 N 18th
Mount Vernon, WA 98273
(360) 848-9434

**Oak Harbor**
450 SW Bayshore Drive
Oak Harbor, WA 98277
(360) 675-5968

675 NE Midway Boulevard
Oak Harbor, WA 98277
(360) 679-3151

**Sedro-Woolley**
339 Ferry Street
Sedro-Woolley, WA 98284
(360) 855-0875

**Smokey Point**
3617 172nd Street NE,
Suite 3
Arlington, WA 98223
(360) 657-1290

**Stanwood**
26317 72nd Ave NW
Stanwood, WA 98292
(360) 629-9800

**Burlington Financial Center**
1266 Bouslog Road
Burlington, WA 98233

**Dealer Banking**
(888) 872-6313

**SBA Lending**
(360) 757-0170

---

Washington Funding Group WEB SITE: www.wafundgrp.com

1266 Bouslog Road
Burlington, WA 98233
Phone: (360) 757-5024
Toll Free: (888) 310-0066
Fax: (360) 240-5004

1145 Evans Boulevard
Coos Bay, OR 97420
Phone: (541) 266-1200
Fax: (800) 409-1592

777 NW Wall Street, Ste 302
Bend, OR 97701
Phone: (541) 312-1540
Fax: (800) 668-5407

Two Town Center
10135 SE Sunnyside Rd, #140
Clackamas, OR 97015
Phone: (503) 353-1900
Fax: (800) 668-5408

Washington Banking Company

# Important Information

## CORPORATE OFFICES

450 SW Bayshore Drive
Oak Harbor, WA 98277
Phone: (360) 679-3121
1-800-290-6508
Fax: (360) 675-7282

## WEB SITE

www.wibank.com

### INFORMATION REQUESTS

Upon written request, Washington Banking Company will provide a copy of its annual report on Form 10-K filed with the Securities & Exchange Commission. There is no charge for this information.

We offer several options for obtaining Washington Banking Company's quarterly earnings and SEC Filing information:

You can visit our home page at www.wibank.com and select from the following options:

- Click on "Investor Relations," scroll to "Like More Information" box, fill in your information and click "Send."
- Scroll to "Press Releases."
- Request a copy of the Company's current earnings news release via e-mail at : investorrelations@wibank.com

Or call Shelly Angus at 360-679-3121 and request that a copy be mailed to you. Written requests should be mailed to the following address:

Corporate Secretary
Washington Banking Company
PO Box 7001
Oak Harbor, Washington 98277-7003

**Stock Symbol:**

Washington Banking Company's stock is traded on the Nasdaq National Market System under the symbol WBCO.

**Corporate Investor Relations:**

The Cereghino Group
5333 Fifteenth Avenue South, Suite 1500
Seattle, Washington 98108
206-762-0993
www.stockvalues.com

**Auditor:**

Moss Adams LLP
2200 Rimland Drive, Suite 300
Bellingham, Washington 98226-6641
360-676-1920
www.mossadams.com

**Transfer Agent and Registrar:**

US Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91204-2991
800-835-8778
www.usstock.com

**Legal Counsel:**

Davis Wright Tremaine LLP
2600 Century Square
1501 Fourth Avenue
Seattle, Washington 98101
206-622-3150

**Annual Meeting:**

April 29, 2004, 3:00 PM
Best Western Harbor Plaza
33175 SR 20
Oak Harbor, Washington 98277